                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                NextHealth, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   65333 G 105
                                 (CUSIP Number)

                            William T. O'Donnell, Jr.
                               144 Green Bay Road
                            Winnetka, Illinois 60093

                                 With a copy to:

            Irv Berliner, Esq.                         Eric R. Decator, Esq.
Kahn, Kleinman, Yanowitz & Arnson Co., LPA         Sonnenschein Nath & Rosenthal
          2600 Tower at Erieview                          8000 Sears Tower
        Cleveland, Ohio 44114-1824                       Chicago, IL 60606
              (216) 696-3311                               (312) 876-8000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 16, 2001
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------------------------------------------- ----------------- ------------------------------
CUSIP No.                                                                             Page 2 of    Pages
65333 G 105
------------------------------------------------------------- ----------------- ------------------------------
---------------------- ---------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
                       Anam LLC
                       36-4412895
---------------------- ---------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a)   [   ]
                                                                                              (b)   [ x ]
---------------------- ---------------------------------------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       BK, WC
---------------------- ---------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(e)

---------------------- ---------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
---------------------- -------- ------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH       -------- ------------------------------------------------------------------------------
                          8     SHARED VOTING POWER

                                3,047,554
                       -------- ------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,047,554
---------------------- ---------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,047,554
---------------------- ---------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------------------- ---------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       35.3%
---------------------- ---------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       OO
---------------------- ---------------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------- ----------------- ------------------------------
CUSIP No.                                                                             Page 3 of    Pages
65333 G 105
------------------------------------------------------------- ----------------- ------------------------------
---------------------- ---------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       William T. O'Donnell, Jr.
---------------------- ---------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a)   [   ]
                                                                                              (b)   [ x ]
---------------------- ---------------------------------------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       BK, WC
---------------------- ---------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(e)

---------------------- ---------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
---------------------- -------- ------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH       -------- ------------------------------------------------------------------------------
                          8     SHARED VOTING POWER

                                2,821,417
                       -------- ------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,321,417
---------------------- ---------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,321,417
---------------------- ---------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                       X
---------------------- ---------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       26.9%
---------------------- ---------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
---------------------- ---------------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------- ----------------- ------------------------------
CUSIP No.                                                                             Page 4 of    Pages
65333 G 105
------------------------------------------------------------- ----------------- ------------------------------
---------------------- ---------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       George L. Ruff
---------------------- ---------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a)   [   ]
                                                                                              (b)   [ x ]
---------------------- ---------------------------------------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       BK, AF, PF
---------------------- ---------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(e)


---------------------- ---------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
---------------------- -------- ------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH       -------- ------------------------------------------------------------------------------
                          8     SHARED VOTING POWER

                                30,500
                       -------- ------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                30,500
---------------------- ---------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       30,500
---------------------- ---------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------------------- ---------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1%
---------------------- ---------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN

---------------------- ---------------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------- ----------------- ------------------------------
CUSIP No.                                                                             Page 5 of    Pages
65333 G 105
------------------------------------------------------------- ----------------- ------------------------------
---------------------- ---------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Beth O'Donnell
---------------------- ---------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a)   [   ]
                                                                                              (b)   [ x ]
---------------------- ---------------------------------------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       PF
---------------------- ---------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(e)


---------------------- ---------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
---------------------- -------- ------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH       -------- ------------------------------------------------------------------------------
                          8     SHARED VOTING POWER


                       -------- ------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                500,000
---------------------- ---------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       500,000

---------------------- ---------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------------------- ---------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.8%
---------------------- ---------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)

                       IN
---------------------- ---------------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------------------------------------------- ----------------- ------------------------------
CUSIP No.                                                                             Page 6 of    Pages
65333 G 105
------------------------------------------------------------- ----------------- ------------------------------
---------------------- ---------------------------------------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       BTM Irrevocable Trust UA dated 09/08/89
---------------------- ---------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    (a)   [   ]
                                                                                              (b)   [ x ]
---------------------- ---------------------------------------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       WC
---------------------- ---------------------------------------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(e)


---------------------- ---------------------------------------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Arizona
---------------------- -------- ------------------------------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH       -------- ------------------------------------------------------------------------------
                          8     SHARED VOTING POWER
                                195,637
                       -------- ------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                195,637
---------------------- ---------------------------------------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       195,637

---------------------- ---------------------------------------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


---------------------- ---------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.3%
---------------------- ---------------------------------------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)

                       OO
---------------------- ---------------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D ("Amendment") is being made by Anam LLC, a Delaware limited liability company ("Anam"), William T. O'Donnell, Jr., George L. Ruff, Beth O'Donnell and the BTM Irrevocable Trust (each, a "Reporting Person", and collectively, the "Reporting Persons") to amend the
Schedule 13D originally filed on January 26, 2001. This Amendment relates to the common stock, par value $.01 per share, of NextHealth, Inc., a Delaware corporation. Anam, Mr. O'Donnell, Mr. Ruff, Beth O'Donnell and BTM Irrevocable Trust constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of such common stock.

         The summary description of certain documents contained in this Amendment are qualified in their entirety by reference to the complete texts of such documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, $.01 par value ("Common Stock"), of NextHealth, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 16600 N. Lago Del Oro Parkway, Tucson, Arizona 85737.

ITEM 2.  IDENTITY AND BACKGROUND.

         REPORTING PERSON:  Anam LLC:

                  a) The name of the person filing this Schedule 13D is Anam LLC, a Delaware limited liability company ("Anam");

                  b) The principal business address of Anam is c/o Jack A. Schaffer & Company, LLC, a Delaware limited liability company, located at 410 Park Avenue, Suite 430, New York, New York;

                  c) Anam was formed in January 2001 to engage in the transactions contemplated by the Merger Agreement, the Voting and Contribution Agreement and the MOU (each as defined below). Mr. O'Donnell and Mr. Ruff are the sole managers, executive officers and members of Anam;

                  d) During the last five years, Anam has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and

                  e) During the last five years, Anam was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         REPORTING PERSON:  William T. O'Donnell, Jr.:

                  a) The name of the person filing this Schedule 13D is William T. O'Donnell, Jr.;

                  b) The business address of Mr. O'Donnell is 144 Green Bay Road, Winnetka, IL 60093;

                  c) The present principal occupation or employment of Mr. O'Donnell is President and Chief Executive Officer of NextHealth, Inc., a Delaware corporation, whose address is 16600 N. Lago Del Oro Parkway, Tucson, Arizona 85737;

                  d) During the last five years, Mr. O'Donnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Mr. O'Donnell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Mr. O'Donnell is a citizen of the United States.

         REPORTING PERSON:  George L. Ruff:

                  a) The name of the person filing this Schedule 13D is George L. Ruff;

                  b) The business address of Mr. Ruff is c/o Jack A. Schaffer & Company, LLC, 410 Park Avenue, Suite 430, New York, New York 10022;

                  c) The present principal occupation or employment of Mr. Ruff is Chief Executive Officer of Jack A. Schaffer & Company, LLC, a Delaware limited liability company, located at 410 Park Avenue, Suite 430, New York, New York 10022;

                  d) During the last five years, Mr. Ruff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Mr. Ruff was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Mr. Ruff is a citizen of the United States.

         REPORTING PERSON:  Beth O'Donnell:

                  a) The name of the person filing this Schedule 13D is Beth O'Donnell;

                  b) The business address of Beth O'Donnell is 1 Fifth Avenue, #18G, New York, NY 10003;

                  c) The present principal occupation or employment of Beth O'Donnell is photographer;

                  d) During the last five years, Beth O'Donnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Beth O'Donnell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Beth O'Donnell is a citizen of the United States.

         REPORTING PERSON:  BTM Irrevocable Trust UA dated 09/08/89:

                  a) The name of the person filing this Schedule 13D is BTM Irrevocable Trust UA dated 09/08/89 (the "Trust");

                  b) The business address of the Trust is c/o John R. O'Donnell, Trustee, 144 Green Bay Road, Winnetka, IL 60093;

                  c) The Trust was established to hold assets for the benefit of the children of Mr. O'Donnell and Beth O'Donnell;

                  d) During the last five years, the Trust has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and

                  e) During the last five years, the Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE OF AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 16, 2001, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Anam and NHI Acquisition Corp., a Delaware corporation ("NHI") and a wholly owned subsidiary of Anam, pursuant to which NHI will be merged with and into the Company (the "Merger") with the Company as the surviving corporation (the "Surviving Corporation"). Anam is controlled by William T. O'Donnell, Jr., the Company's Chairman and Chief Executive Officer, and George L. Ruff, a Director of the Company.

         Under the terms of the Merger Agreement, the Company's stockholders (other than Anam and its subsidiaries) will receive cash in the amount of $5.65 for each share of outstanding Common Stock (including shares of Common Stock issuable upon conversion of outstanding Company preferred stock). In addition, all unexercised Company employee and director options and outstanding warrants will be converted into a right to receive cash in the amount of $5.65 (less the applicable exercise price) for each share of Common Stock issuable upon the exercise of such options and warrants.

         Consummation of the Merger is subject to certain conditions, including the approval of the Merger, the Merger Agreement and the transactions contemplated thereby by the Company's stockholders, the receipt of required regulatory approvals and the completion of Anam's financing for the Merger. The Merger Agreement also contains customary non-solicitation provisions and termination fee provisions. Consistent with its fiduciary duties and subject to the terms of the Merger Agreement, the Company's Board of Directors has reserved its ability to respond to third parties where appropriate. The Company has stated that, assuming that Anam obtains the necessary financing and all required regulatory approvals have been received, it expects to hold a meeting of its stockholders to vote on the Merger in the summer of 2001. If approved, the closing of the Merger is expected to occur shortly after the stockholder meeting, subject to the satisfaction of the other terms and conditions set forth in the Merger Agreement.

         Anam has deposited a letter of credit in the amount of $2,500,000 into an escrow account as security for the performance of its obligations under the Merger Agreement. Anam is required to deposit an additional $500,000 within two business days after Anam has been notified by the Company that the Securities and Exchange Commission has no further comment on the Company's proxy statement and related Schedule 13E-3 to be filed in connection with the Merger. Anam is also required to furnish the Company with a term sheet and other evidence that it has a commitment for debt financing in the principal amount of at least $40 million on or before June 15, 2001; although Anam can extend this date by 30 days by depositing an additional $1,000,000 into the escrow account. Furthermore, under certain circumstances Anam may extend by 30 days the date by which it must satisfy its obligations under the Merger Agreement by depositing an additional $1,000,000 into the escrow account.

         In the event the Company accepts a third party offer or the Merger Agreement is terminated following the occurrence of certain other events set forth in the Merger Agreement, Anam will be entitled to receive payments in an aggregate amount of up to $2,400,000 and the return of its deposit.

         Immediately prior to the execution and delivery of the Merger Agreement, Anam entered into (i) a Voting and Contribution Agreement (the "Voting and Contribution Agreement") with Mr. O'Donnell and Mr. Ruff (Beth O'Donnell and the Trust have executed separate Joinder Agreements whereby they became parties to the Voting and Contribution Agreement) (Mr. O'Donnell, Mr. Ruff, Beth O'Donnell and the Trust are collectively, the "Stockholders"), pursuant to which each Stockholder agreed to contribute shares of Common Stock owned by it (including shares of Common Stock, if any, received by such Stockholder upon the exercise of Company options prior to the effective time of the Merger) to Anam in exchange for proportionate member interests in Anam, and
(ii) a Memorandum of Understanding (the "MOU") with Mr. O'Donnell, Mr. Ruff. TRIOD LLC, an affiliate of Anam ("TRIOD"), and ODE, L.L.C., an affiliate of Mr. O'Donnell ("ODE"), which sets forth certain agreements of the parties thereto with respect to the Merger, the Merger Agreement and the transactions contemplated thereby.

         The MOU contemplates that approximately $38,000,000 in cash and property will be contributed to TRIOD by Mr. Ruff, ODE and other private investors in exchange for proportionate member interests in TRIOD. Under the Merger Agreement, TRIOD has an option to purchase up to $35,000,000 of the assets of the Company immediately prior to the consummation of the Merger, which is intended to achieve certain tax benefits for Anam and TRIOD. The proceeds from that sale will be deposited by the Company into escrow to pay a portion of the Merger consideration to be paid to the Company's stockholders (other than Anam and its subsidiaries) and the holders of Company employee and director options and warrants pursuant to the Merger Agreement. The MOU contemplates that the remaining portion of such Merger consideration (approximately $40,000,000) will be borrowed from banks and/or other lenders. Following the consummation of the Merger, the MOU contemplates that the Surviving Corporation (then a wholly owned subsidiary of Anam) will contribute its assets to TRIOD in exchange for a proportionate member interest in TRIOD.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the transaction is to effect the Merger whereby Anam and its affiliates would become the holder of 100% of the equity of the Company.

         It is expected that, upon the consummation of the Merger, the registration of the Common Stock pursuant to Section 12 of the Exchange Act would be terminated and the Common Stock would cease to be listed on the NASDAQ stock market as of the effective date of the Merger.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         The Company's annual report on Form 10-K for the year ending December 31, 2000 reports that, as of March 1, 2001, there were 8,636,263 shares of Common Stock outstanding. As of the date hereof, the Reporting Persons beneficially own shares of Common Stock as follows:

         (i) Mr. O'Donnell beneficially owns 2,821,417 shares of Common Stock or approximately 32.7% of the shares of Common Stock of the Company, including:

                  (a) 2,185,917 shares of Common Stock owned directly by Mr. O'Donnell;

                  (b) Company options, exercisable, within 60 days hereof, held by Mr. O'Donnell to purchase 135,500 shares of Common Stock. At the effective time of the Merger, Mr. O'Donnell will receive cash payment for these options; and

                  (c) 500,000 shares of Common Stock held in the name of Beth O'Donnell of which Mr. O'Donnell has the sole power to vote or direct the vote pursuant to a Voting Trust Agreement (the "Voting Trust Agreement") dated December 30, 1999, pursuant to which Mr. O'Donnell may exercise the voting rights of the Common Stock in his sole discretion.* Mr. O'Donnell disclaims any beneficial interest in these shares.

         (ii) Beth O'Donnell beneficially owns 500,000 shares of Common Stock or approximately 5.8% of the outstanding shares of Common Stock. Beth O'Donnell's shares are subject to the Voting Trust Agreement whereby Mr. O'Donnell has sole voting power of the shares. Beth O'Donnell retains sole dispositive power over these shares.

         (iii) The Trust beneficially owns 195,637 shares of Common Stock or approximately 2.3% of the outstanding shares of Common Stock. The voting and dispositive power of the shares is exercised by John O'Donnell, as Trustee.

         (iv) Mr. Ruff is the holder of Company options, exercisable within 60 days hereof, to purchase 30,500 shares of Common Stock. At the effective time of the Merger, Mr. Ruff will receive cash payments for these options.

         (v) Pursuant to the Voting and Contribution Agreement, Anam was granted certain voting and disposition rights with respect to shares of Common Stock beneficially owned by the Stockholders. See Item 6 of this Schedule 13D for a description of these rights.

         By virtue of their status as a "group" for purposes of Rule 13d-5 under the Exchange Act, Anam, Mr. O'Donnell, Mr. Ruff, Beth O'Donnell and the Trust may be deemed to have shared voting and dispositive power over the shares owned by the other members of the Reporting Group. Other than with respect to the shared power to vote or dispose or to direct the vote or disposition of shares of Common Stock arising from the execution and delivery of the Voting and Contribution Agreement and the MOU, no obligation (other than as explicitly disclosed herein) exists whereby the Reporting Persons would share voting or dispositive power of the shares of Common Stock owned by the other Reporting Persons. Other than as disclosed herein, each Reporting Person disclaims any beneficial ownership interest in shares of Common Stock beneficially owned by the other Reporting Persons.

         * The Voting Trust Agreement was filed as Exhibit D to the original
Schedule 13D filed on January 26, 2001.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The information set forth in Items 3, 4, and 5 of this Schedule 13D is hereby incorporated by reference herein.

         Pursuant to the Voting and Contribution Agreement, the Stockholders agreed that at any meeting of the stockholders of the Company called to vote upon the Merger, the Merger Agreement or the transactions contemplated thereby, or at any adjournment thereof, or in any circumstances upon which a vote, consent or other approval of the stockholders of the Company with respect to the Merger, the Merger Agreement or any of the other transactions contemplated thereby is sought, the Stockholders shall cause their shares of Common Stock to be present for quorum purposes and to vote, or cause to be voted, their shares of Common Stock in favor of the terms of the Merger, the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, and any actions required in furtherance thereof. Under the terms of the Voting and Contribution Agreement, each Stockholder granted an irrevocable proxy to Anam to vote all of the shares of Common Stock beneficially owned by such Stockholder.

         Under the terms of the Voting and Contribution Agreement, each Stockholder agreed that at any meeting of stockholders of the Company, or at any adjournment thereof, or in any other circumstances upon which their vote, consent or other approval is sought, such Stockholder shall vote (or cause to be voted) its shares of Common Stock against (i) any takeover proposal and (ii) any amendment of the Company's Certificate of Incorporation or By-laws or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, interfere with, materially delay, frustrate, prevent or nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company or any Stockholder under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or by the Voting and Contribution Agreement.

         In addition, under the terms of the Voting and Contribution Agreement, each Stockholder agreed that it shall not (including by way of any gift, sale, pledge or other disposition, including without limitation in connection with foreclosures by lenders secured by pledges of its shares of Common Stock or Company options) (i) transfer, sell or pledge, encumber, assign or otherwise dispose of, or consent to the transfer or pledge of, any or all of its shares of Common Stock or Company options or of any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any such transfer of any of its shares of Common Stock or Company options, or any interest therein or result in the imposition of any lien, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to any of its shares of Common Stock or Company options, except pursuant to the Voting and Contribution Agreement, (iv) deposit any of its shares of Common Stock or Company options into a voting trust or enter into a voting agreement or arrangement with respect to any its shares of Common Stock or Company options or
(v) take any action that would in any way restrict, limit or interfere or in any way be inconsistent with the performance of its obligations under the Voting and Contribution Agreement or the transactions contemplated thereby or by the Merger Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A         Merger Agreement

         Exhibit B         Voting and Contribution Agreement

         Exhibit C         Memorandum of Understanding

                                   SIGNATURES

         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.



Dated: April 19, 2001              Anam LLC



                                      By:/s/ William T. O'Donnell, Jr.
                                         -------------------------------------
                                         William T. O'Donnell, Jr.
                                         President and Chief Executive Officer



                                      /s/ William T. O'Donnell, Jr.
                                      ----------------------------------------
                                      William T. O'Donnell, Jr., individually



                                      /s/ George L. Ruff
                                      ----------------------------------------
                                      George L. Ruff, individually



                                      /s/ Beth L. O'Donnell
                                      ----------------------------------------
                                      Beth O'Donnell, individually

                                      /s/ BTM Irrevocable Trust UA
                                      ----------------------------------------
                                      BTM Irrevocable Trust UA dated 09/08/89



                                      By:/s/ John O'Donnell
                                         -------------------------------------
                                         John O'Donnell, Trustee

                                                                       Exhibit A

                                                              EXECUTION VERSION



                             ----------------------


                          AGREEMENT AND PLAN OF MERGER

                                  By and Among

                                    ANAM LLC,


                             NHI ACQUISITION CORP.,

                                       and

                                NEXTHEALTH, INC.






                              Dated April 16, 2001


                             ----------------------

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
ARTICLE I             THE MERGER.........................................................................2
1.1         The Merger...................................................................................2
1.2         Certificate of Incorporation of the Surviving Corporation....................................2
1.3         Bylaws of the Surviving Corporation..........................................................2
1.4         Board of Directors and Officers of the Surviving Corporation.................................2
1.5         Effective Time of the Merger.................................................................2

ARTICLE II            CONVERSION OF SHARES; MERGER CONSIDERATION.........................................2
2.1         Conversion of Target Capital Stock...........................................................2
2.2         Disbursement of Merger Consideration.........................................................3
2.3         Dissenting Shares............................................................................4
2.4         Stock Options................................................................................5
2.5         Warrants.....................................................................................5
2.6         No Further Ownership Rights in Target........................................................6
2.7         Conversion of Merger Sub Shares..............................................................6
2.8         The Closing..................................................................................6
2.9         Target's Documents Delivered at Closing......................................................6
2.10        Buyer's Documents Delivered at Closing.......................................................7

ARTICLE III           REPRESENTATIONS AND WARRANTIES OF TARGET...........................................8
3.1         Corporate Organization and Authority.........................................................8
3.2         Capitalization; Listing......................................................................8
3.3         Subsidiaries................................................................................10
3.4         SEC Filings.................................................................................10
3.5         Authority Relative to Agreement.............................................................10

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
3.6         Absence of Conflicts........................................................................11
3.7         Financial Statements........................................................................11
3.8         Absence of Certain Changes..................................................................12
3.9         Compliance with Laws........................................................................13
3.10        Taxes.......................................................................................14
3.11        Intellectual Property.......................................................................14
3.12        Litigation..................................................................................15
3.13        Consents....................................................................................15
3.14        Employee Benefit Plans......................................................................15
3.15        Brokers.....................................................................................16
3.16        Information Supplied........................................................................16
3.17        Opinion of Financial Advisor................................................................16
3.18        Target Board Recommendation.................................................................16
3.19        Required Stockholder Vote...................................................................17
3.20        Rights Agreements; Section 203..............................................................17
3.21        Licenses....................................................................................17
3.22        Change of Control Payments..................................................................17
3.23        Contracts...................................................................................18
3.24        Insurance...................................................................................18
3.25        Indebtedness for Borrowed Funds.............................................................18
3.26        Books and Records...........................................................................18

ARTICLE IV            REPRESENTATIONS AND WARRANTIES OF BUYER...........................................18
4.1         Organization; Authority.....................................................................19
4.2         Absence of Conflicts........................................................................19
4.3         Consents....................................................................................19
4.4         Brokers.....................................................................................19

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
4.5         Investment Intent...........................................................................19
4.6         Information Supplied........................................................................19
4.7         Availability of Funds.......................................................................20
4.8         Merger Sub..................................................................................20

ARTICLE V             COVENANTS.........................................................................20
5.1         Conduct of Business of the Companies Prior to the Closing Date..............................20
5.2         Preparation of Proxy Statement, Etc.; Stockholders Meeting..................................21
5.3         Non-Solicitation............................................................................22
5.4         Confidentiality; Public Announcements.......................................................24
5.5         Hart-Scott-Rodino Filings...................................................................24
5.6         Access to Information.......................................................................25
5.7         Reasonable Commercial Efforts...............................................................25
5.8         Notification of Certain Matters.............................................................25
5.9         Indemnification and Insurance...............................................................25
5.10        Employee Benefits...........................................................................26
5.11        Financing...................................................................................26

ARTICLE VI            CONDITIONS TO CLOSING.............................................................26
6.1         Conditions to Obligations of Buyer..........................................................26
6.2         Conditions to Obligations of Target.........................................................28

ARTICLE VII           TERMINATION AND ABANDONMENT.......................................................29
7.1         Methods of Termination......................................................................29
7.2         Mandatory Termination.......................................................................30
7.3         Procedure Upon Termination..................................................................31
7.4         Termination Fee.............................................................................31
7.5         Earnest Money Deposit.......................................................................32

                                TABLE OF CONTENTS

                                                                                                       Page
                                                                                                       ----
ARTICLE VIII          MISCELLANEOUS PROVISIONS..........................................................33
8.1         Non-Survival of Representations and Warranties..............................................33
8.2         Successors and Assigns......................................................................33
8.3         Expenses....................................................................................33
8.4         Notices.....................................................................................33
8.5         Entire Agreement............................................................................35
8.6         Waivers, Amendments and Remedies............................................................35
8.7         Severability................................................................................35
8.8         Headings....................................................................................36
8.9         Counterparts; Terms.........................................................................36
8.10        Governing Law; Consent to Jurisdiction; Venue...............................................36
8.11        Interpretation..............................................................................36
8.12        Exhibits and Schedules......................................................................36
8.13        Waivers of Trial by Jury....................................................................36
8.14        Breach......................................................................................36

SCHEDULES AND EXHIBITS

SCHEDULE    DESCRIPTION

3.2(b)      Options and Warrants
3.2(c)      Preemptive Rights
3.2(f)      Voting Agreements
3.3         Capitalization of Subsidiaries
3.4         Pending SEC Reports
3.6         Conflicts
3.10        Tax Schedule
3.14        Employee Benefit Plans
3.21        Licenses
3.22        Change of Control Payments
3.25        Indebtedness for Borrowed Funds
4.3         Consents

EXHIBIT     DESCRIPTION

A           Definitions
B           Form of Certificate of Incorporation
C           Form of Legal Opinion of Hecker & Muehlebach
D           Consents and Approvals
E           Form of Escrow Agreement
F           Knowledge Parties

                          AGREEMENT AND PLAN OF MERGER

                  This AGREEMENT AND PLAN OF MERGER (the "Agreement"), dated April 16, 2001, is made among ANAM LLC, a Delaware limited liability company ("Parent"), NHI ACQUISITION CORP., a Delaware corporation ("Merger Sub"), and NEXTHEALTH, INC., a Delaware corporation ("Target"). Target and Merger Sub are sometimes herein collectively referred to as the "Constituent Corporations." Parent and Merger Sub are sometimes herein collectively referred to as "Buyer."

                                 R E C I T A L S

                  A. The Managers of Parent and the respective Boards of Directors of Merger Sub and Target have approved and adopted the merger of Merger Sub with and into Target, as set forth below (the "Merger") upon the terms and subject to the conditions provided for in this Agreement.

                  B. Parent owns all of the issued and outstanding shares of the capital stock (the "Merger Sub Shares") of Merger Sub.

                  C. The authorized capital stock of Target consists of (i) 16,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and (ii) 3,971,044 shares of preferred stock, par value $.01 per share ("Preferred Stock").

                  D. Parent desires to acquire, for the Merger Consideration and on the terms and subject to the conditions set forth in this Agreement, all of the shares of Common Stock, other than those shares of Common Stock that, at the Effective Time, are owned by Buyer or by any subsidiary of Buyer (the "Excluded Shares"), which are issued and outstanding at the Effective Time (collectively, the "Common Shares"), and all of the shares of Preferred Stock, which are issued and outstanding at the Effective Time (collectively, the "Preferred Shares" and, together with the Common Shares, the "Target Capital Stock"), by means of the Merger, pursuant to which each share of Target Capital Stock will be converted into the right to receive certain amounts of cash and each Merger Sub Share will be converted into shares of capital stock of Target, all as set forth below.

                  E. Target is willing to participate in the Merger on the terms and subject to the conditions set forth in this Agreement.

                  Accordingly, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows. Capitalized terms used herein have the definitions referred to, or set forth in, Exhibit A hereto.

                                   ARTICLE I

                                   THE MERGER

         1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions hereof, and in accordance with the provisions of the Delaware General Corporation Law, as amended (the "DGCL"), Merger Sub shall be merged with and into Target at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease, and Target shall continue as the surviving corporation in the Merger (sometimes called the "Surviving Corporation"). The Merger shall have the effects set forth in the DGCL.

         1.2 Certificate of Incorporation of the Surviving Corporation.
The Certificate of Merger and the other documents referred to in Section 1.5 hereof shall provide that, at the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended to read in the form of Exhibit B hereto.

         1.3 Bylaws of the Surviving Corporation. Immediately after the Effective Time, the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation.

         1.4 Board of Directors and Officers of the Surviving
Corporation. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation, each to hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

         1.5 Effective Time of the Merger. The Constituent Corporations will cause a certificate of merger (the "Certificate of Merger") executed in accordance with the DGCL and such other documents as are required by the DGCL to be duly filed with the Secretary of State of the State of Delaware on or as soon after the Closing Date as possible. The Merger shall become effective upon the filing of the Certificate of Merger, or at such other time as is agreed upon by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes fully effective is referred to herein as the "Effective Time").


                                   ARTICLE II

                   CONVERSION OF SHARES; MERGER CONSIDERATION

         2.1 Conversion of Target Capital Stock.

                  (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of the capital stock of the Constituent Corporations, each Common Share (other than shares to be cancelled pursuant to Section 2.1(c) hereof and Dissenting Shares) shall be converted into and exchanged solely for the right to receive an amount of cash equal to $5.65 (the "Per Share Merger

Consideration") on the terms and conditions provided herein, at the times described in Section 2.2 hereof.

                  (b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of the capital stock of the Constituent Corporations, each Preferred Share (other than Shares to be cancelled pursuant to Section 2.1(c) hereof and Dissenting Shares) shall be converted into and exchanged solely for the right to receive an amount of cash equal to the Per Share Merger Consideration for each share of Common Stock into which such Preferred Share is convertible immediately prior to the Effective Time, on the terms and conditions provided herein, at the times described in
Section 2.2 hereof.

                  (c) Each share of Target Capital Stock held in Target's treasury immediately prior to the Effective Time, if any, and each Excluded Share shall, by virtue of the Merger, automatically be cancelled and retired and cease to exist and no consideration shall be issued in exchange therefor.

                  (d) The aggregate of the Per Share Merger Consideration payable to all of the holders of Target Capital Stock is called the "Merger Consideration." No holder of shares of Target Capital Stock shall be entitled to receive any dividends, in cash or otherwise, on such shares converted into Merger Consideration as set forth in this Section 2.1 hereof.

         2.2 Disbursement of Merger Consideration.

                  (a) Prior to the Effective Time, Parent shall authorize one or more commercial banks (acceptable to Target) organized under the laws of the United States or any state thereof with capital, surplus and undivided profits of at least $500,000,000 to act as Exchange Agent hereunder (the "Exchange Agent") for the purpose of exchanging certificates representing Target Capital Stock for the Merger Consideration. Prior to the Effective Time, Parent will deposit, or cause to be deposited, in trust with the Exchange Agent the Merger Consideration to be paid in respect of the Target Capital Stock. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each holder of Target Capital Stock at the Effective Time (i) a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing shares of Target Capital Stock to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such certificates in exchange for the Merger Consideration.

                  (b) Each holder of Target Capital Stock that has been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a certificate or certificates representing such Target Capital Stock, together with a properly completed letter of transmittal covering such Target Capital Stock, will be entitled to receive the Merger Consideration payable in respect of such Target Capital Stock, less any applicable withholding taxes deducted and withheld by Exchange Agent pursuant to Section 2.2(c) hereof. Upon such surrender, the Exchange

Agent shall pay the holder of such certificate such Merger Consideration. Until so surrendered, each such certificate shall, after the Effective Time, represent for all purposes only the right to receive the Merger Consideration. No interest shall be paid or shall accrue on any amount payable on and after the Effective Time by virtue of the Merger upon the surrender of any such certificate.

                  (c) The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Target Capital Stock such amounts as the Exchange Agent, Parent or the Surviving Corporation, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Target Capital Stock in respect of which such deduction and withholding was made by Exchange Agent.

                  (d) If any portion of the Merger Consideration is to be paid to a Person other than the registered holder of the shares of Target Capital Stock represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                  (e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.2(a) hereof that remains unclaimed by the holders of shares of Target Capital Stock six months after the Effective Time shall be returned to the Surviving Corporation, upon demand, and any such holder who has not exchanged its shares for the Merger Consideration in accordance with this Section 2.2 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of its shares. Notwithstanding the foregoing, neither the Exchange Agent, Buyer nor the Surviving Corporation shall be liable to any holder of shares of Target Capital Stock for any amount paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Target Capital Stock two years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

         2.3 Dissenting Shares. Notwithstanding Section 2.1 hereof, shares of Target Capital Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger and who has demanded appraisal for such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its right to appraisal. If after the Effective Time, any such holder fails to perfect or withdraws or loses its right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration to which such holder is entitled, without interest or dividends thereon. Target shall give Parent prompt notice of any demands received by Target for appraisal of shares of Target Capital Stock, and, prior to the Effective Time, Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, Target shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

         2.4 Stock Options. Target shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Options to provide that, effective at the Effective Time, (i) each outstanding option to purchase Common Stock (an "Option") granted under each outstanding stock option plan for Target's employees and non-employee directors, including Target's 1989 Stock Option Plan, 1990 Stock Option Plan, 1992 Stock Option Plan and 1993 Non-Employee Directors Stock Option Plan (collectively, the "Option Plans"), or otherwise granted by Target outside of the Option Plans, whether or not then exercisable or vested, shall become fully exercisable and vested, (ii) each Option Plan shall be terminated and each Option that is then outstanding shall be canceled and (iii) in consideration of such cancellation, and except to the extent that Parent and the holder of any such Option otherwise agree, Parent shall pay, promptly after the Effective Time, to such holders of Options an amount in respect thereof equal to the product of (x) the excess of the Per Share Merger Consideration over the exercise price thereof and (y) the number of shares of Common Stock subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto); provided that the foregoing shall be subject to the obtaining of any necessary consents of holders of Options, it being agreed that Target and Parent will use their reasonable best efforts to obtain any such consents; and provided further that Target shall not be required to make any payments in connection with obtaining such consents. Target shall not grant any additional Options or similar rights under the Option Plans or otherwise on or after the date hereof.

         2.5 Warrants. Target shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Warrants to provide that, effective at the Effective Time, (i) each outstanding warrant to purchase Common Stock listed on Schedule 3.2(b) (a "Warrant"), whether or not then exercisable, shall become fully exercisable, (ii) each Warrant that is then outstanding shall be canceled and (iii) in consideration of such cancellation, and except to the extent that Parent and the holder of any such Warrant otherwise agree, Parent shall pay, promptly after the Effective Time, to such holders of Warrants an amount in respect thereof equal to the product of (x) the excess of the Per Share Merger Consideration over the exercise price thereof and
(y) the number of shares of Common Stock subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto); provided that the foregoing shall be subject to the obtaining of any necessary consents of holders of Warrants, it being agreed that Target and Parent will use their reasonable best efforts to obtain any such consents; and provided further that Target shall not be required to make any payments in connection with obtaining such consents. Target shall not grant any additional warrants or similar rights on or after the date hereof.

         2.6 No Further Ownership Rights in Target. At and after the
Effective Time, each holder of Target Capital Stock shall cease to have any rights as a stockholder of Target, except for the right to either exercise appraisal rights as permitted under, but subject to the conditions and restrictions contained in, Section 262 of the DGCL or surrender his, her or its certificates representing Target Capital Stock in exchange for the right to receive the Per Share Merger Consideration for each share of Target Capital Stock represented by such delivered certificates, at the time of such surrender. After the Effective Time, no transfer of shares shall be made on the stock transfer books of Target except as contemplated by this Agreement. Any stock certificates representing Target Capital Stock presented after the Effective Time for transfer shall be cancelled and exchanged for the right to receive the amounts as provided in Section 2.1 hereof.

         2.7 Conversion of Merger Sub Shares. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of the capital stock of the Constituent Corporations, each of the Merger Sub Shares shall be converted into one share of the common stock of the Surviving Corporation.

         2.8 The Closing. The closing of the transactions contemplated hereby (the "Closing") shall take place at 10:00 A.M., New York City time, on a date to be specified by the parties, which shall be as soon as practicable, but in no event later than the second business day after the satisfaction or waiver of all of the conditions set forth in Article VI hereof (the "Closing Date"), at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019, or at such other time or place as the parties hereto shall agree in writing.

         2.9 Target's Documents Delivered at Closing. Subject to the conditions set forth in this Agreement, at the Closing, simultaneous with Buyer's delivery of documents pursuant to Section 2.10 hereof, Target shall deliver to Buyer all of the following documents, certificates and instruments, all in form and substance reasonably satisfactory to Buyer and its counsel:

                  (a) Corporate Resolutions. A copy of Target's Board of Directors' and stockholders' resolutions or consents, all certified as of the Closing Date by Target's corporate secretary or assistant secretary as having been duly and validly adopted and as being in full force and effect on the Closing Date, approving the Merger, this Agreement, and the transactions contemplated hereby (provided that Target's Board of Directors may withdraw, or amend or modify in a manner adverse to Buyer, its approval or recommendation of the Merger, this Agreement or the transactions contemplated hereby pursuant to
Section 5.3(b) hereof);

                  (b) Closing Certificate. A certificate executed on behalf of Target by its chief financial officer to the effect that (i) the representations and warranties of Target contained herein were accurate and correct in all material respects as of the date hereof, and are accurate and correct in all material respects as of the time of the Closing, as if again made by Target at such time (except for representations and warranties which speak as of a specific date, in which case, such representations and warranties shall be accurate and correct as of such specific date), and (ii) Target has performed in all material respects all of its covenants under this Agreement to be performed by it on or prior to the Closing Date;

                  (c) Organizational Documents. Copies of the Organizational Documents of Target and each of its Subsidiaries, certified by the Secretary of State of the state of incorporation or organization, or the secretary of the applicable entity, as appropriate;

                  (d) Good Standing Certificates. Good standing certificates for Target and each of its Subsidiaries, issued by the Secretary of State of the state of incorporation or organization, or the secretary of the applicable entity, as appropriate, no earlier than 5 days prior to the Closing Date, of each jurisdiction in which Target and each of its Subsidiaries is either incorporated or organized, or qualified or licensed to do business;

                  (e) Resignations. Written resignations, effective as of the Closing Date, of such directors and officers of Target and each of its Subsidiaries as are requested by Parent prior to the Closing Date and, if requested by Parent, of trustees of any Employee Plan;

                  (f) Payoff Letter. Letter from Lehman Brothers Holdings Inc. setting forth, as of the Closing Date, the amount of principal and interest necessary to pay in full all Indebtedness for Borrowed Funds of Target and its Subsidiaries outstanding under the Loan Agreement dated as of August 11, 1998 between Lehman Brothers Holdings Inc. and Sierra Health-Styles, Inc. and Sierra Tucson, LLC (the "Loan Agreement"); and

                  (g) Legal Opinion. An opinion of Hecker & Muehlebach, counsel to Target, addressed to Parent, Merger Sub and any lender or lenders for Buyer and its Affiliates in connection with the transactions contemplated hereby, dated the Closing Date, substantially in the form attached hereto as Exhibit C.

         2.10 Buyer's Documents Delivered at Closing. Subject to the conditions set forth in this Agreement, at the Closing, simultaneous with Target's delivery of documents pursuant to Section 2.9 hereof, Buyer shall deliver all of the following documents, certificates and instruments, all in form and substance reasonably satisfactory to Target and its counsel:

                  (a) Resolutions. A copy of (i) Parent's Managers' resolutions or consents certified as of the Closing Date by an authorized officer of Parent as having been duly and validly adopted and as being in full force and effect on the Closing Date, and (ii) a copy of Merger Sub's Board of Directors' and stockholders' resolutions or consents certified as of the Closing Date by Merger Sub's corporate secretary or assistant secretary as having been duly and validly adopted and as being in full force and effect on the Closing Date, in each case, approving the Merger, this Agreement and the transactions contemplated hereby; and

                  (b) Closing Certificate. A certificate executed on behalf of Parent by its chief executive officer to the effect that (i) the representations and warranties of Parent and Merger Sub contained herein were accurate and correct in all material respects as of the date hereof, and are accurate and correct in all material respects as of the time of the Closing, as if again made by Parent and Merger Sub at such time (except for representations and warranties which speak as of a specific date, in which case, such representations and warranties shall be accurate and correct as of such specific date), and (ii) Parent and Merger Sub have performed in all material respects all of their covenants under this Agreement to be performed by them on or prior to the Closing.

                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF TARGET

         Target hereby represents and warrants to Buyer, except as set forth by specific reference to the applicable section of this Article III in the Schedules and except for information set forth anywhere in the Schedules that is sufficiently clear and specific on its face to communicate the specific representations and warranties which it qualifies, as follows:

         3.1 Corporate Organization and Authority. Each of Target and its Subsidiaries (sometimes collectively referred to as the "Companies" and individually as a "Company") is a corporation or limited liability company duly incorporated or organized, validly existing and (where applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except where the failure to have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Companies has qualified as a foreign corporation or limited liability company and (where applicable) is in good standing under the laws of all jurisdictions where the nature of the Business or the nature and location of its assets requires such qualification, except for jurisdictions in which the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

         3.2 Capitalization; Listing.

                  (a) The authorized capital stock of Target consists of (i) 16,000,000 shares of Common Stock, of which 8,636,263 shares are issued and outstanding as of the date hereof, no shares are held in the treasury of Target, 1,993,000 shares are reserved for issuance pursuant to the Option Plans, 4,606,500 shares are reserved for issuance upon conversion of the Series A Preferred Shares, and 900,000 shares are reserved for issuance upon exercise of the Warrants; and (ii) 3,971,044 shares of Preferred Stock, of which 46,065 shares designated as Convertible Preferred Stock, Series A (the "Series A Preferred Shares") are issued and outstanding. Each Series A Preferred Share is currently convertible into 100 shares of Common Stock.

                  (b) There are outstanding, under the Option Plans, Options to purchase an aggregate of 1,273,800 shares of Common Stock, and there are outstanding Warrants to purchase an aggregate of 900,000 shares of Common Stock, all as set forth on Schedule 3.2(b), which Schedule identifies the time and price at which such Options and Warrants may be exercised to acquire Common Stock. Other than the Options and Warrants disclosed on Schedule 3.2(b) and the Series A Preferred Shares, no Person owns, of record or beneficially, any rights to acquire capital stock of Target, whether pursuant to the exercise of warrants, conversion of securities, exercise of stock options or otherwise.

                  (c) All outstanding shares of capital stock of Target have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.2 and in Schedule 3.2(c), and except for the Options, Warrants and Series A Preferred Shares outstanding on the date hereof, (i) there are no shares of capital stock or other voting securities of Target authorized, issued or outstanding, (ii) there are no securities of Target convertible into or exchangeable for shares of capital stock or voting securities of Target authorized, issued or outstanding and (iii) there are no authorized or outstanding options, warrants, preemptive rights or other rights to acquire from Target, and no obligation of Target to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Target (the items in Sections 3.2(a) and (b) hereof being referred to collectively as the "Target Securities"). Other than the obligations set forth in Target's Organizational Documents providing for the Series A Preferred Shares, there are no outstanding obligations of Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Target Securities or pay any dividend or make any other distribution in respect thereof.

                  (d) There are no outstanding obligations of Target or any Subsidiary to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person, other than to the Target's Subsidiaries in the ordinary course of business consistent with past practice.

                  (e) The Company owns no Subsidiary, directly or indirectly, other than the Subsidiaries listed in the SEC Reports filed with the SEC prior to the date hereof.

                  (f) No voting securities of Target are entitled to vote by class or have any voting right or preference different, on a per share basis, than the Common Stock other than the voting rights of the Series A Preferred Shares set forth in Target's Organizational Documents. Except as set forth in
Schedule 3.2(f), there are no voting trusts or other agreements (other than this Agreement) or understandings to which any Company is a party or of which Target has knowledge with respect to the capital stock of any Company. For purposes of this Section 3.2(f), all references to voting securities means shares of capital stock of Target having voting power and rights with respect to

Takeover Proposals, including, without limitation, matters described in Section 251 of the DGCL.

                  (g) The Target Common Stock is listed for trading on the Nasdaq National Market.

         3.3 Subsidiaries. All of the outstanding capital stock of, or other ownership interests in, each of such Subsidiaries is owned by Target, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests), except as set forth in Schedule 3.3. There are no outstanding (i) securities of Target or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of Target or (ii) options or other rights to acquire from Target or any of its Subsidiaries, and no other obligation of Target or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Target. There are no outstanding obligations of Target or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding capital stock or other ownership interest in any Subsidiary of Target or pay any dividend or make any other distribution in respect thereof to a Person other than Target or a Subsidiary of Target.

         3.4 SEC Filings. Target has filed with the United States Securities and Exchange Commission (the "SEC") all forms, reports, definitive proxy statements, schedules and registration statements (the "SEC Reports") required to be filed by it with the SEC since January 1, 1998. No Subsidiary of Target is required to file any report, form or document with the SEC pursuant to the Exchange Act or the Securities Act. As of their respective filing dates or, if amended, as of the date of the last amendment, none of the SEC Reports contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The SEC Reports (including, without limitation, any financial statements and schedules included therein) when filed complied in all material respects with applicable requirements of the Securities Act and the Exchange Act. As of the date hereof, except as set forth in Schedule 3.4, there are no amendments or modifications existing as of the date hereof that have not been filed with the SEC (but which are or will be required to be filed by Target) pursuant to the Securities Act or the Exchange Act to agreements, documents or other instruments which previously have been filed by Target with the SEC.

         3.5 Authority Relative to Agreement. Target has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Target of its obligations hereunder have been duly authorized by its Board of Directors, and no other corporate proceedings on the part of Target are necessary to authorize such execution, delivery and performance other than the requisite approvals of the holders of the

Common Stock and Series A Preferred Shares. This Agreement has been duly executed by Target and, assuming the due and valid authorization, execution and delivery of this Agreement by Buyer, and subject to approval by Target's stockholders to the extent required by the DGCL and the Organizational Documents, constitutes a valid and legally binding obligation of Target enforceable against Target in accordance with its terms, except as enforceability may be limited by bankruptcy, moratorium, reorganization, receivership or similar laws affecting the rights of creditors generally.

         3.6 Absence of Conflicts. The execution, delivery and performance by Target of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not (i) conflict with or result in any violation of, or constitute a breach or default under any term of the Organizational Documents of any Company or (ii) except as set forth in Schedule 3.6, constitute a breach or default, or require Consents under, any agreement, permit or other instrument to which any Company is a party, or by which any Company is bound or to which any of the assets of any Company or the Business is subject, or any Judgment to which any Company, the assets of any Company or the Business is bound or subject or any Rule, and will not result in the creation of any Lien upon any of the assets of any Company or the Business, except in the case of (ii) for any of the foregoing that, individually or in the aggregate, would not have a Material Adverse Effect.

         3.7 Financial Statements. The audited consolidated financial statements and unaudited interim financial statements included in the SEC Reports (including any related notes and schedules) (collectively, the "Financial Statements") comply in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis by Target during the periods involved, except as otherwise described in the notes thereto and, in the case of the unaudited interim financial statements, subject to usual and recurring year-end adjustments normal in nature and amount and the absence of footnote disclosure as permitted by Regulation S-X promulgated under the Securities Act. The Financial Statements fairly present in all material respects the financial position of Target and its Subsidiaries as of the date set forth on each of such Financial Statements and the results of operations of Target and its Subsidiaries for the periods indicated. Except as (i) reflected in the SEC Reports, (ii) reserved against in the audited consolidated balance sheets of Target and its Subsidiaries dated as of December 31, 2000, including the notes thereto, delivered to Parent prior to the date hereof (the "Most Recent Balance Sheet") and (iii) except for liabilities and obligations incurred in the ordinary course of business consistent with past practice, since the date of the Most Recent Balance Sheet, as of the date hereof, neither Target nor any of its Subsidiaries have any liabilities of any nature that would be required to be reflected on a balance sheet in accordance with GAAP, and that are reasonably likely to have a Material Adverse Effect.

         3.8 Absence of Certain Changes.

                  (a) Material Adverse Effect. To the knowledge of Target, from January 1, 2001 to the date hereof, there has been no Material Adverse Effect. For this purpose, "Material Adverse Effect" shall mean, except as disclosed in Target's Form 10-K for the fiscal year ended December 31, 2000 (other than the disclosure in such Form 10-K of possible future events described under "Factors That May Effect Future Results") ("Form 10-K"), an occurrence, change or development that has or will have a material adverse effect on the financial condition, assets, results of operations or business of Target and its Subsidiaries taken as a whole, excluding (i) adverse changes in general economic or industry conditions or in the financial or capital markets, and (ii) occurrences, changes or developments that are actually known to William T. O'Donnell, Jr. as of the date hereof.

                  (b) Certain Events. Except as disclosed in the Form 10-K, since the date of the Most Recent Balance Sheet no Company has (and from the date hereof, no Company will have):

                        (i) created or suffered to exist any Liens or restrictions with respect to any of such Company's assets or properties;

                        (ii) purchased, called, redeemed or otherwise acquired, or declared or paid any dividends or other distributions (other than to another Company) on or with respect to, any shares of capital stock or other securities of any Company (other than with respect to AP NH, LLC's 2% ownership interest in Sierra Tucson, LLC);

                        (iii) entered into any transaction, agreement, contract or understanding with any Related Party affecting the Business or altered the terms of any transaction, agreement, contract or understanding with any Related Party, except for transactions, agreements, contracts or understandings with AP NH, LLC and its Affiliates relating to AP NH, LLC's 2% ownership interest in Sierra Tucson, LLC;

                        (iv) except as required by the Option Plans, accelerated, amended or changed the period of exercisability of any Options, or repriced Options granted under the Option Plan or authorized cash payments in exchange for any Options granted under any of such plans, except as contemplated by Section 2.4 hereof;

                        (v) after the date hereof, issued any Target Capital Stock to any Person, other than as a result of the conversion of any Series A Preferred Shares that were issued and outstanding on the date hereof, or the exercise of any Options or Warrants which were in existence on the date hereof;

                        (vi) after the date hereof, granted any Options or issued any Warrants;

                        (vii) caused or permitted, by any act or failure to act, any License to expire or be revoked, suspended or modified or taken any action that could reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or adverse modification of any License; or

                        (viii) incurred any Indebtedness for Borrowed Funds other than in the ordinary course consistent with past practices.

         3.9 Compliance with Laws.

                  (a) General. Each Company has complied with, and the Business is being conducted in accordance with, all federal, state, municipal, foreign and other laws, regulations, orders and other legal requirements applicable thereto (collectively, "Rules"), except for such non-compliance that, individually or in the aggregate, would not constitute a Material Adverse Effect. No Company is in default with respect to any Judgment of any Governmental Authority or arbitrator.

                  (b) Hazardous Substances. Except as would not reasonably be expected to cause a Material Adverse Effect:

                        (i) Each Company has complied and is in compliance with the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act, the Clean Air Act, as amended, and all other Rules relating to pollution or protection of public health, welfare and the environment, including laws relating to emissions, discharges, disposal practices, releases or threatened releases of toxic or hazardous substances or hazardous wastes, including asbestos and polychlorinated biphenyls, or other pollutants, contaminants, petroleum products or chemicals (collectively, "Hazardous Substances") into the environment (including ambient air, indoor air, surface water, ground water, land surface or sub-surface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances (collectively the "Environmental Laws").

                        (ii) Each Company has obtained and is in compliance with all Licenses which it is required to obtain and maintain with respect to the operation of the Business under the Environmental Laws.

                        (iii) There are no polychlorinated biphenyls or asbestos generated, treated, stored, disposed of, or otherwise deposited in or located on any of the Real Property and there are no above ground or underground storage tanks located on any of the Real Property.

                        (iv) There has been no "release" (as such term is defined in Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq.) of a Hazardous Substance in excess of a reportable quantity from or under any of the Real Property or any other property that is used to conduct the Business.

                        (v) Target has provided Buyer with all material environmental assessment or impact reports on the Real Property done for or on behalf of

Target within the last five years of the date of this Agreement which are in its possession or under its reasonable control.

                        (vi) No Company has received any written (or, to the knowledge of Target, oral) order, notice or other communication from any Governmental Authority or third party of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any environmental claim with respect to any Real Property or any other property that is used to conduct the Business in which any Company has an interest.

         3.10 Taxes. Each Company has timely filed (or there have been filed on their behalf) with appropriate taxing authorities all federal and all material state, local and foreign returns, estimates, information statements and reports ("Returns") relating to any and all taxes relating or attributable to such Company or its operations required to be filed by them on or prior to the date hereof, and such Returns are accurate and complete in all material respects. Each Company has timely paid or will pay all Taxes shown on any Return described in the preceding sentence. Each Company has withheld with respect to its employees all federal and state income Taxes required to be withheld by it from amounts paid or owing to any employee, stockholder, creditor or other third party and remitted the same to the applicable Governmental Authority. Except as set forth in Schedule 3.10, no Company has been delinquent in the payment of any material Tax, there is no material Tax deficiency outstanding, proposed or assessed against any Company, nor has any Company executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax. Except as set forth in Schedule 3.10, as of the date hereof, there is no audit or other examination of any Return of any Company presently in progress nor has any Company received written notice from a Governmental Authority indicating an intent to open any such audit or other examination. No Company is required to join with any other Person (other than Target and its Subsidiaries) in the filing of a consolidated tax return for federal tax purposes or a consolidated or combined return or report for state tax purposes. No Company is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement and no Company is jointly or severally liable for Taxes under Treasury Regulation Section 1.1502-6 with a party other than a Company for any prior period. As of the date hereof, there are no Liens on the assets of any Company relating to Taxes, except for Liens for Taxes not yet due.

         3.11 Intellectual Property. The Companies own or have the right to use all Intellectual Property that is necessary to conduct its Business as currently conducted, free and clear of all Liens, other than those rights the absence of which individually or in the aggregate would not have a Material Adverse Effect. To the knowledge of Target, no Company has given or received any written notice of any pending conflict with, or infringement of the rights of others with respect to, any Intellectual Property or with respect to any license of the Intellectual

Property. To the knowledge of Target, no Intellectual Property owned, used or under development by any Company conflicts with or infringes upon any Intellectual Property of any third party. To the knowledge of Target, no Company is subject to any Judgment, nor has it entered into or is party to any contract, agreement or understanding which restricts or impairs the use of any Intellectual Property. To the knowledge of Target, no Person is infringing on or violating the Intellectual Property. Target does not have any knowledge of any fact that would be reasonably likely to give rise to a claim of infringement by any Person relating to the ownership, licensing or use of the Intellectual Property material to the Business as currently conducted.

         3.12 Litigation. Except as disclosed in the SEC Reports filed with the SEC prior to the date hereof, there is no action, suit, or proceeding pending, or to the knowledge of Target threatened, against any Company before any court, arbitrator or other Governmental Authority, which would, individually or in the aggregate, have a Material Adverse Effect.

         3.13 Consents. Except for (i) approvals of, or filings or registrations with the Federal Trade Commission ("FTC") and Department of Justice ("DOJ") pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), (ii) the filing of the certificate of merger pursuant to the DGCL,
(iii) compliance with any applicable requirement of the Exchange Act, (iv) such consents as set forth in Schedule 3.6 or (v) where failure to make such filing or registration, give such notice or receive such permit, consent or approval would not, individually or in the aggregate, have a Material Adverse Effect, no permit, authorization, consent or approval of any Governmental Authority is necessary for the consummation by Target of the transactions contemplated by this Agreement.

         3.14 Employee Benefit Plans.

                  (a) Target has heretofore made available to Parent a true and complete copy of each written Plan and any amendments thereto and each agreement creating or modifying any related trust or other funding vehicle, (i) all material Plan documents, (ii) the most recent determination letters received from the IRS, (iii) the most recent application for determination filed with the IRS, (iv) the latest actuarial valuations, (v) the latest financial statements,
(vi) the latest Form 5500 Annual Report and Schedule A and Schedule B thereto,
(vii) all related trust agreements, insurance contracts or other funding arrangements which implement any of such Plans and (viii) all Summary Plan Descriptions and summaries of modifications thereto communicated to employees.
Schedule 3.14 contains a true and complete list of all Plans.

                  (b) No liability under Title IV or Section 302 of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), has been incurred by Target or any ERISA Affiliate that has not been satisfied in full. The Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any Title IV Plan and no condition exists that presents a material risk that such proceedings will be instituted. No Title IV Plan is a "multi-employer pension plan," as defined in Section 3(37) of ERISA, nor is any Title IV Plan a plan described in Section 4063(a) of ERISA.

                  (c) Each Plan has been operated and administered in accordance with its terms and in compliance with applicable law, including ERISA and the Code, except as would not have a Material Adverse Effect. Each Plan intended to be qualified within the meaning of Section 401(a) of the Code has received a determination from the IRS indicating that such Plan is so qualified, and to the knowledge of Target, there is no basis to believe that any such Plan would not be so qualified (excluding amendments to any Plans required to be made in the future to comply with the requirements of law. Any notices required by ERISA or the Code or any other material state or federal law or any material ruling or regulation of any state or federal administrative agency with respect to the Plans have been appropriately given.

         3.15 Brokers. Except for Prudential Securities Incorporated, no agent, broker, investment banker, financial advisor or other Person is or will be entitled to any brokerage commission, finder's fee or like payment in connection with any of the transactions contemplated by this Agreement based upon such arrangements made by or on behalf of any Company.

         3.16 Information Supplied. Target shall supply all information required to be filed in the Schedule 13E-3 by Target. None of the information supplied or to be supplied by Target for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, in the case of the Proxy Statement, at the date it is mailed to Target's stockholders, and in the case of the
Schedule 13E-3, at the time it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation is made by Target with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Buyer specifically for inclusion therein. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation is made by Target with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Buyer specifically for inclusion therein.

         3.17 Opinion of Financial Advisor. Target's Board of Directors has received the opinion of Prudential Securities Incorporated, the financial advisor to the Special Committee of the Board of Directors of Target (the "Special Committee"), to the effect that, as of the date hereof, the consideration to be received in the Merger by Target's stockholders (other than Buyer and its Controlling Affiliates) is fair to the stockholders of Target (other than Buyer and its Controlling Affiliates) from a financial point of view. A copy of the written opinion will be promptly delivered to Parent after receipt thereof by Target.

         3.18 Target Board Recommendation. The Board of Directors of Target at a meeting duly called and held, has duly determined and resolved, and the Special Committee, at a meeting duly called and held, has unanimously (i) determined that the Merger, this Agreement and the transactions contemplated hereby are fair to and in the best interests of the stockholders of Target (other than Buyer and its controlling affiliates) and (ii) resolved to recommend that the stockholders of Target approve the Merger, this Agreement and the transactions contemplated hereby; provided that such recommendation may be withdrawn, modified or amended pursuant to Section 5.3(b) hereof.

         3.19 Required Stockholder Vote. The affirmative vote (i) of at least 50% plus one share of the outstanding shares of Common Stock (which, for the purpose of such vote, shall include such number of shares of Common Stock into which the outstanding Series A Preferred Shares are then convertible), voting as a single class, and (ii) of at least 50% plus one share of the outstanding Series A Preferred Shares, voting as a single class, are the only votes of the holders of any class or series of Target's securities necessary to approve the Merger, this Agreement and the transactions contemplated hereby.

         3.20 Rights Agreements; Section 203. Target has no "Rights Agreement" or similar instruments or plans which will be triggered on account of the execution of this Agreement by Target. Target has opted out of Section 203 of the DGCL. No "fair price," "moratorium," "control share acquisition" or similar takeover statute or regulation enacted under state or federal laws in the United States applicable to Target is applicable to the transactions contemplated hereby.

         3.21 Licenses. Set forth in Schedule 3.21 is an accurate and complete list of all material licenses, permits, accreditations and other approvals from any Governmental Authority used by any Company in the conduct of the Business (collectively, the "Licenses"), which list includes a summary description of each item and, where applicable, specifies the date issued, granted or applied for, the expiration date and current status thereof. Each of the Licenses has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the knowledge of Target, threatened administrative or judicial proceeding to revoke, cancel, limit or declare such License invalid in any respect. Each of the Licenses is sufficient in all respects to permit the continued lawful conduct of the Business substantially in the manner now conducted by the Companies. No Company is in material default or in material violation with respect to any of the Licenses, and no event has occurred which constitutes, or with due notice or lapse of time or both would constitute, a material default by any Company under or a material violation of any License.

         3.22 Change of Control Payments. Neither the execution and delivery of this Agreement nor the consummation of the Merger and the transactions contemplated hereby will, except as set forth on Schedule 3.22, (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of any Company from Target, under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits, (iv) create a right to receive payments upon a subsequent termination of employment or (v) result in the acceleration of the time of payment of any of Target's accounts payable (any payment, increase, acceleration or right described above being referred to as a "Change of Control Payment").

         3.23 Contracts. All Contracts are valid and binding upon the Company which is a party thereto and, to Target's knowledge, enforceable against the other parties thereto in accordance with their respective terms. Each Company has performed all material obligations required to be performed by it under all Contracts. No Company is in a material default under any of the Contracts, nor to the knowledge of Target, is any other party to any such Contract in material default thereunder, nor does any condition exist which, with notice or lapse of time or both, would constitute a material default by any Company, or, to the knowledge of Target, by any other party thereunder.

         3.24 Insurance. The Companies own policies of insurance (sufficient for compliance with all Rules and all material agreements to which any Company is a party or otherwise bound) which provide insurance coverage for the Companies, the Business and the assets of the type customarily maintained by other companies with similar assets and operations and engaged in similar businesses. No Company has received any written notice of cancellation or non-renewal of any such policy.

         3.25 Indebtedness for Borrowed Funds. As of the date hereof, no Company has outstanding any Indebtedness for Borrowed Funds other than as set forth on
Schedule 3.25, which schedule lists the dollar amount of such Indebtedness for Borrowed Funds as of the date hereof.

         3.26 Books and Records. The minute books and stock or limited liability company membership records of Target and each of its Subsidiaries are complete and correct in all material respects. At the Closing, all such minute books will be in the possession of the Companies and all such stock or limited liability company membership records will be in the possession of the Companies or Target's transfer agent, as applicable.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Parent and Merger Sub, jointly and severally, hereby represent and warrant to Target as follows:

         4.1 Organization; Authority. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each of Parent and Merger Sub has all requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby. Each of Parent and Merger Sub has qualified as a foreign corporation or other entity and (where applicable) is in good standing under the laws of all jurisdictions where the nature of its business or the nature and location of its assets requires such qualifications, except for jurisdictions in which the failure to be so qualified or in good standing would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby. Each of Parent and Merger Sub has the corporate or other entity power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the performance by Buyer of its obligations hereunder have been approved by the Board of Directors or similar governing body of Parent and Merger Sub and Parent as the sole stockholder of Merger Sub, and no other corporate or other entity proceedings on the part of Buyer are necessary to authorize such execution, delivery and performance. This Agreement has been duly executed by Buyer and, assuming the due and valid authorization, execution and delivery of this Agreement by Target, constitutes the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited by bankruptcy, moratorium, reorganization, receivership or similar laws affecting the rights of creditors generally.

         4.2 Absence of Conflicts. The execution, delivery and performance by Buyer of this Agreement, and the transactions contemplated hereby, do not and will not (i) conflict with or result in any violation of, or constitute a breach or default under any term of the Organizational Documents of Buyer or (ii) constitute a material breach or default, or require Consents under, any agreement, permit or other instrument to which either Parent or Merger Sub is a party, or by which Buyer is bound or to which any of the assets of Buyer or its business is subject, or any Judgment to which Buyer, the assets of Buyer or the business of Buyer is bound or subject or any Rule, and will not result in the creation of any Lien upon any of the assets of Buyer or its business, except in the case of (ii) for any of the foregoing that would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby.

         4.3 Consents. Except for (i) approvals of, or filings or registrations with the FTC and DOJ pursuant to HSR, (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) compliance with any applicable requirement of the Exchange Act, (iv) such consents, if any, as set forth in Schedule 4.3 or
(v) where failure to make such filing or registration, give such notice or receive such permit, consent or approval would not reasonably be expected to prevent or materially delay consummation of the transactions contemplated hereby, no permit, authorization, consent or approval of any Governmental Authority is necessary for the consummation by Buyer of the transactions contemplated by this Agreement.

         4.4 Brokers. No agent, broker, investment banker, financial advisor or other Person is or will be entitled to any brokerage commission, finder's fee or like payment in connection with any of the transactions contemplated by this Agreement based upon such arrangements made by or on behalf of Buyer.

         4.5 Investment Intent. Buyer is acquiring the Common Stock pursuant to the Merger for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act.

         4.6 Information Supplied. Parent shall supply all information required to be filed in the Schedule 13E-3 by Parent, including, without limitation, all information required thereunder about the Affiliates of Parent and Parent's financing plans. None of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, in the case of the Proxy Statement, at the date it is mailed to Target's stockholders, and in the case of the Schedule 13E-3, at the time it is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Without limiting the generality of the foregoing, all of the information that has been, and will be, provided by Buyer to Target or the Special Committee as to (a) contacts that Buyer has received from, or communications or discussions that Buyer has engaged in with, other parties concerning a possible acquisition of any Company or of the assets of any Company or (b) any plans that Buyer may have with respect to any Company or the assets of any Company has been, and will be, complete and accurate in all material respects.

         4.7 Availability of Funds. Parent currently has: (i) written commitments for the contribution of at least 2,685,917 shares of Common Stock to its capital, (ii) informal commitments for additional equity so that, together with the value of the contributed Common Shares, Parent and its Affiliates (other than the Companies) who are participating in the financing for the transactions contemplated hereby will have approximately $38,000,000 of equity, and (iii) informal commitments for debt financing in the amount of approximately $40,000,000. At the Closing, Parent will have sufficient immediately available funds, in cash, to pay the Merger Consideration and any other amounts payable pursuant to this Agreement to consummate the transactions contemplated hereby.

         4.8 Merger Sub. Since the date of its incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto. Merger Sub is a wholly-owned subsidiary of Parent. As of the date hereof, and as of immediately prior to the Effective Time, there are 1,000 shares of Merger Sub Common Stock issued and outstanding, which are duly authorized, fully paid and nonassessable.

                                   ARTICLE V

                                    COVENANTS

         5.1 Conduct of Business of the Companies Prior to the Closing Date. During the period from the date of this Agreement and continuing through the Closing Date, Target agrees that except as expressly contemplated or permitted by this Agreement or to the extent that Parent shall otherwise consent in writing, Target shall use its reasonable commercial efforts to carry on the Business and the affairs of the Companies in such a manner so that the representations and warranties contained in Article III shall continue to be accurate and correct in all material respects throughout such period, and the Companies shall carry on the Business in the ordinary course consistent with past practices and use their respective reasonable commercial efforts (i) to preserve intact their business organizations, (ii) keep available the services of their officers and employees, (iii) preserve their relationships with customers, suppliers, Governmental Authorities and others having business dealings with it and (iv) not do or permit to be done any of the actions described in Section 3.8(b)(i) or
(vii) hereof. Notwithstanding the foregoing, during the period from the date of this Agreement and continuing through the Closing Date, each Company shall not do or permit to be done any of the actions described in Section 3.8(b)(ii),
(iii), (iv), (v), (vi) or (viii) hereof.

         5.2 Preparation of Proxy Statement, Etc.; Stockholders Meeting.

                  (a) Proxy Statement, Etc. Promptly following the date of this Agreement, Target shall prepare a proxy statement relating to a meeting of the holders of Target Capital Stock having voting rights for the purpose of obtaining the requisite stockholder votes necessary to approve of the Merger and this Agreement (the "Proxy Statement"), and Parent and Target shall prepare a
Schedule 13E-3 under the Exchange Act (the "Schedule 13E-3") with respect to the transactions contemplated by this Agreement. Buyer will cooperate with Target in connection with the preparation of the Proxy Statement and the Schedule 13E-3, including, but not limited to, furnishing to Target any and all information regarding Parent and its Affiliates required to be disclosed therein (including, without limitation, all information required thereunder about the Affiliates' of Parent and Parent's financing plans). The information provided and to be provided by Buyer and Target, respectively, for use in the Proxy Statement and the Schedule 13E-3 shall, with respect to the Proxy Statement, at the date it is first mailed to Target's stockholders and on the date of the Stockholders Meeting referred to in Section 5.2(c) hereof, and, with respect to the Schedule 13E-3, at the time it is filed with the SEC, be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not misleading, and Target and Buyer each agree to correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 which shall have become false or misleading.

                  (b) Comments. Target will as promptly as practicable notify Parent of (i) the receipt of any comments from the SEC and (ii) any request by the SEC for any amendment to the Proxy Statement and the Schedule 13E-3 or for additional information. All filings by Target with the SEC, including the Proxy Statement and the Schedule 13E-3 and any amendments thereto, and all mailings to Target's stockholders in connection with the transactions contemplated by this Agreement, including the Proxy Statement and the Schedule 13E-3, shall be subject to the prior review, comment and approval of Parent (such approval not to be unreasonably withheld or delayed). Parent will furnish to Target the information relating to it and its Affiliates required by the Exchange Act to be set forth in the Proxy Statement and the Schedule 13E-3 (including, without limitation, all information required thereunder about the Affiliates of Parent and Parent's financing plans).

                  (c) Stockholders Meeting. Target will: (i) as promptly as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of Target's stockholders (the "Stockholders Meeting") for the purpose of seeking stockholder approval of this Agreement and the transactions contemplated hereby to the extent required by the DGCL and the Organizational Documents of Target and (ii) through its Board of Directors, and subject to Section 5.3(b) hereof, recommend to its stockholders approval of the foregoing matters. Any such recommendation (or a statement as to withdrawal or modification thereof pursuant to Section 5.3(b) hereof) shall be included in the Proxy Statement.

         5.3 Non-Solicitation.

                  (a) Target shall not, nor shall it authorize or permit any of its Subsidiaries to, nor shall it authorize or permit any executive officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative (collectively, "Representatives") of, Target or any Subsidiary of Target to, (i) directly or indirectly solicit, initiate or knowingly encourage the submission of, any Takeover Proposal (as defined in Section 5.3(f) hereof), (ii) enter into any agreement providing for any Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to knowingly facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, however, that Target may, in response to an unsolicited bona fide Takeover Proposal that did not result from a breach of this Section 5.3(a), which the Target Board determines, in good faith and with the approval of the Special Committee, after consultation with the Special Committee's legal counsel and financial advisors, may reasonably be expected to lead to a Superior Proposal (as defined in Section 5.3(f) hereof), subject to compliance with Section 5.3(c) hereof, (x) furnish information with respect to the Companies to the Person making such Takeover Proposal and its Representatives pursuant to a confidentiality agreement substantially similar to the Confidentiality Agreement, and (y) participate in discussions or negotiations with such Person and its Representatives regarding such Takeover Proposal. Target agrees not to release any Person from, or waive any material provision of, any standstill or confidentiality agreement entered into prior to the date hereof to which any Company is a party. Upon execution of this Agreement, Target shall immediately cease any existing activities, discussions or negotiations by any Company or Representatives of any Company with parties heretofore conducted with respect to a Takeover Proposal; provided that Target shall have the right to respond to new unsolicited Takeover Proposals from such parties pursuant to this Section 5.3(a).

                  (b) Neither the Board of Directors of Target nor the Special Committee shall (i) withdraw or modify in a manner adverse to Buyer, or publicly propose to withdraw or modify in a manner adverse to Buyer, the approval or recommendation by the Board of Directors of Target or the Special Committee of this Agreement, the Merger and the transactions contemplated hereby, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement providing for any Takeover Proposal or (iii) approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal, in each case, except as set forth in the next succeeding sentence, unless this Agreement is terminated in accordance with Article VII hereof. If the Board of Directors of Target determines in good faith and with the approval of the Special Committee, after consultation with the Special Committee's legal counsel, that failure to do so could reasonably be expected to cause such Board of Directors to violate its fiduciary duties to Target's stockholders, the Board of Directors of Target may (upon obtaining the approval of the Special Committee) withdraw or modify its approval or recommendation of this Agreement, the Merger or the transactions contemplated hereby without terminating this Agreement.

                  (c) Target shall, promptly following receipt of any Takeover Proposal, notify Parent of the receipt thereof and any stated material terms (other than the identity of the person making such Takeover Proposal). Notwithstanding anything to the contrary set forth herein, Target shall not terminate this Agreement in connection with entering into a definitive agreement concerning a Superior Proposal pursuant to Section 7.1(g) hereof, unless (i) Target shall have delivered to Parent written notice specifying all material terms of such Superior Proposal (including, without limitation, the identity of the Person making such Superior Proposal) not later than 5:00 p.m. (Chicago time) five business days in advance of any date that Target intends to take any such action ("Designated Period") and (ii) Target and its Representatives have complied in all respects with the terms of the following sentence. During the Designated Period, Target shall negotiate in good faith with Parent to make such amendments (the "Superior Amendments") to the terms and conditions of this Agreement that Target's Board of Directors determines in good faith and with the approval of the Special Committee, after consultation with the Special Committee's legal counsel and financial advisors, to be superior from a financial point of view to Target's stockholders than such Superior Proposal, taking into account all the terms and conditions of such Superior Proposal and this Agreement as proposed to be so amended, and whether such amended Agreement is reasonably capable of being completed, taking into account all financial, legal and other aspects of this Agreement as so amended (including its proposed financing), and if Parent, during the Designated Period, delivers a duly executed counterpart signature page to the Superior Amendments to Target, Target shall not terminate this Agreement pursuant to Section 7.1(g) hereof in connection with entering into such Superior Proposal. For purposes of the preceding sentence, a price per share of Common Stock of at least $.05 above that of the consideration per share of the Superior Proposal will be deemed superior from a financial point of view.

                  (d) Nothing contained in this Section 5.3 shall prohibit Target from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any required disclosure to the Target's stockholders if the Board of Directors of Target determines in good faith, and with the approval of the Special Committee, after consultation with the Special Committee's legal counsel, that such disclosure is necessary or advisable to comply with its obligations under applicable law.

                  (e) Notwithstanding the foregoing provisions of this Section 5.3, it is agreed that Target (i) shall include in the press release announcing this Agreement a statement to the effect that, consistent with its fiduciary obligations and subject to the terms of this Agreement, the Board of Directors of Target has preserved its ability to respond to third parties, where appropriate, (ii) may file this Agreement and such press release as exhibits to a Current Report on Form 8-K, and (iii) may repeat such statements in other public disclosures and in private communications with financial analysts, its stockholders, such third parties or their Representatives.

                  (f) For purposes of this Agreement:

         "Takeover Proposal" means (i) any proposal or offer for a merger, consolidation, recapitalization or other business combination involving Target,
(ii) any proposal for the issuance of 10% or more of the equity securities of Target as consideration for the assets or securities of another person, (iii) any proposal or offer to acquire in any manner, directly or indirectly, 10% or more of the equity securities of any Company or assets that represent 10% or more of the consolidated total assets of Target or (iv) an expression of interest believed by the Board of Directors of Target in good faith (with the approval of the Special Committee) to be a bona fide indication of a third party's interest in pursuing the making any of the foregoing proposals, after consultation with the Special Committee's financial advisors as to such third party's financial capability to consummate such proposal (including through obtaining financing), in each case other than the Merger.

         "Superior Proposal" means a written Takeover Proposal made by a third party on terms that the Board of Directors of Target determines in good faith (with the approval of the Special Committee), after consultation with the Special Committee's financial advisors, to be superior from a financial point of view to Target's stockholders than the Merger, taking into account all the terms and conditions of such proposal and this Agreement, and to be reasonably capable of being completed in a reasonable period of time, taking into account all financial, legal and other aspects of such proposal, including its proposed financing.

         5.4 Confidentiality; Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release subject to Section 5.3(e) hereof and otherwise acceptable to Parent and Target. Thereafter, except as provided in Section 5.3(e) hereof, Parent and Target agree not to make any additional public disclosures without the prior consent of the other (which consent shall not be unreasonably withheld) as to the content and timing of such disclosure; provided, however, that either party may make such disclosures as may be required to comply with applicable law, regulations or NASDAQ requirements, as long as the other party is afforded (to the extent practicable) prior notice thereof.

         5.5 Hart-Scott-Rodino Filings. Each of Buyer and Target shall (a) if required by HSR, within 15 days after the date hereof, prepare and make all filings required pursuant to the notification and reporting obligations of HSR and (b) use their reasonable efforts promptly to take, or cause to be taken, and to cooperate with each other with respect to, all other actions and do, or cause to be done, all things necessary proper or appropriate under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Buyer and Target shall each pay one-half of the filing fees associated with the filings under HSR.

         5.6 Access to Information. Between the date of this Agreement and the Closing Date, upon reasonable notice and at reasonable times without undue disruption to the Business, Target will give Parent and its authorized representatives full access to the offices and other facilities and to all books and records of the Companies (including Tax returns and accounting work papers) and will fully cooperate with regard to such inspections as Parent may from time to time reasonably request. If the transactions contemplated by this Agreement are not consummated, Parent and each of its employees, accountants, counsel and other authorized representatives shall keep any information obtained in accordance with this Section 5.6 confidential and not use such information for any other purpose. The representations and warranties of Target contained in this Agreement shall not be deemed waived or otherwise affected by any such investigation made by Parent or any of its representatives.

         5.7 Reasonable Commercial Efforts. Subject to the terms and conditions herein provided (including the limitations provided herein regarding the fiduciary duties of the Board of Directors of Target) each of the parties hereto agrees to use all reasonable commercial efforts to take, or cause to be taken, all actions, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to cause the conditions to the Closing set forth in Article VI to be satisfied; provided, however, that in no event shall Parent be obligated to consider, or consummate, any sale, disposition, segregation or other arrangement affecting any assets or properties owned by Parent, on the one hand, or by any Company, on the other hand, on account of the Merger or the transactions contemplated hereby, or any other action that would limit the freedom of Parent and its Affiliates to own and operate their businesses, assets, and properties as they see fit.

         5.8 Notification of Certain Matters. From time to time prior to the Closing, Target and Buyer will promptly notify in writing the other party of (i) the occurrence or non-occurrence of any fact or event that would be reasonably likely (x) to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (y) to cause any covenant or condition hereunder not to be complied with or satisfied in a material respect and (ii) any failure of Target or Buyer, as the case may be, to comply with or satisfy any covenant or condition to be complied with or satisfied by it hereunder in any material respect; provided, however, that such notification shall not affect the representations or warranties of any party or the conditions to the obligations of any parties hereunder. Target shall furnish to Parent copies of all reports of the type referred to in Section 3.4 hereof that it files with the SEC on or after the date hereof.

         5.9 Indemnification and Insurance.

                  (a) From and after the Effective Time, Parent agrees to cause the Surviving Corporation to indemnify and hold harmless the current or former directors or officers (the "Indemnified Parties") of Target and its Subsidiaries against any losses, claims, damages, judgments, settlements, liabilities, costs or expenses incurred in connection with any claim, action, suit proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including, without limitation, in connection with the Merger and the other transactions contemplated by this Agreement), to the fullest extent permitted under applicable Delaware law.

                  (b) For a period of six years following the Effective Time, Parent or the Surviving Corporation shall maintain in effect Target's current directors' and officers' liability insurance policy (the "Company Policy") or enter into a policy providing comparable coverage, covering those persons who are currently covered by the Company Policy (a copy of which has been heretofore delivered to Parent); provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the aggregate premiums currently paid by Target for such insurance on an annualized basis; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain as much insurance as can be obtained for an annual premium not exceeding such amount.

         5.10 Employee Benefits. Parent acknowledges that, after the Effective Time, the Surviving Corporation and its subsidiaries will continue to be obligated under the employee benefit plans in effect as of the Effective Time in accordance with the terms of those plans. Parent may take action to cause the Surviving Corporation and its subsidiaries to amend, modify, alter or terminate those plans only in accordance with their terms.

         5.11 Financing. Parent shall use its commercially reasonable efforts to consummate debt and equity financing for the transactions contemplated hereby.

                                   ARTICLE VI

                             CONDITIONS TO CLOSING

         6.1 Conditions to Obligations of Buyer. All obligations of Buyer to consummate the Merger under this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions, any one or more of which may be waived by Buyer (to the extent permitted by applicable law):

                  (a) Representations and Warranties of Target. All representations and warranties made by Target in this Agreement shall be accurate and correct in all material respects as of the time of the Closing, as if again made by Target as of such time (except for representations and warranties which speak as of a specific date, in which case, such representations and warranties shall be accurate and correct in all material respects as of such specific date).

                  (b) Performance of Target's Obligations. Target shall have delivered all documents described in Section 2.9 hereof and Target shall have otherwise performed in all material respects all of its covenants under this Agreement to be performed by it on or prior to the Closing Date.

                  (c) Consents and Approvals. Target shall have obtained all consents set forth on Exhibit D attached hereto.

                  (d) Injunctions. The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree or ruling of a court of competent jurisdiction or any Governmental Authority entered after the parties have used reasonable best efforts to prevent such entry and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Authority which prevents the consummation of the Merger or the transactions contemplated hereby. No action or proceeding (i) purporting to be on behalf of a class of security holders ("Class Action Litigation") or (ii) commenced by a Governmental Authority, shall be pending before any Governmental Authority seeking to restrain, enjoin or prohibit the consummation of the Merger or to obtain damages or other relief in connection with this Agreement; provided, however, that the condition set forth in clause (i) of this sentence shall be deemed to be satisfied if AP NH, LLC and its Controlling Affiliates that own (or, prior to the Effective Time, owned) Common Shares, Warrants or Preferred Shares agree in a writing reasonably satisfactory to Parent prior to the Effective Time to opt out of any prospective class, provisionally certified class, or certified class of securityholders in the Class Action Litigation, whether determined by the relevant court before or after the Effective Time, and not to pursue any similar claims on their own.

                  (e) Expiration of Waiting Period. If applicable, the statutory waiting period required under HSR (and any extension thereof) shall have expired or been terminated and neither the DOJ nor the FTC shall have taken any action to enjoin or delay the consummation of the transactions contemplated hereby or require the sale or divestiture of any of the assets or properties of Buyer, any Affiliates of Buyer or any Company.

                  (f) No Material Adverse Change. Since January 1, 2001, there shall have been no Material Adverse Change. For this purpose, "Material Adverse Change" shall mean, except as disclosed in the Form 10-K, an occurrence, change or development from a Force Majeure that has or will have a material and adverse effect on the financial condition, assets, results of operations or business of the Target and its Subsidiaries taken as a whole; and "Force Majeure" shall mean war, insurrection, riots, fire, inclement weather, any act of God, catastrophic event, operation of forces of nature, or strikes, lockouts or other employee disturbances.

                  (g) Dissenters Rights. Not more than 10% of the holders of the Common Shares and none of the holders of the Preferred Shares, in each case outstanding at the close of business on the record date relating to the Stockholders Meeting, shall have demanded appraisal for such shares in accordance with Section 262 of DGCL.

                  (h) Corporate Approvals. The stockholders of Target shall have approved the Merger, this Agreement and the transactions contemplated hereby in accordance with the Organizational Documents of Target and the DGCL.

                  (i) Minority Interest in Sierra Tucson, LLC. Buyer and AP NH, LLC, the owner of a 2% ownership percentage in Sierra Tucson, LLC, shall have entered into an agreement providing for the acquisition of such interest by Buyer for $545,000 (which is substantially equivalent to AP NH, LLC's capital account related to Sierra Tucson, LLC) on terms and conditions satisfactory to Buyer.

                  (j) Loan Agreement. At the Closing, Target shall have paid in full or caused to be paid in full, all Indebtedness for Borrowed Funds of Target and its Subsidiaries outstanding under the Loan Agreement.

                  (k) Registration and Pre-Emptive Rights Agreement. The Registration and Pre-Emptive Rights Agreement, dated November 14, 1996, between Target and AP NH, LLC, shall have been terminated at no cost to any Company, and with no future liability for any Company.

                  (l) Sale of Assets. Immediately prior to the Closing, if Parent has so requested, Target shall have sold to TRIOD LLC certain assets to be identified by TRIOD LLC or Parent for the purchase price of up to $35,000,000.

         6.2 Conditions to Obligations of Target. All obligations of Target under this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions, any one or more of which may be waived by Target (to the extent permitted by applicable law and only with the approval of the Special Committee):

                  (a) Representations and Warranties of Buyer. All representations and warranties made by Buyer in this Agreement shall be accurate and correct in all material respects as of the time of Closing, as if again made by Buyer as of such time (except for representations and warranties which speak as of a specific date, in which case, such representations and warranties shall be accurate and correct in all material respects as of such specific date).

                  (b) Performance of Buyer's Obligations. Buyer shall have delivered all documents described in Section 2.10 hereof and Buyer shall have otherwise performed in all material respects all of Buyer's covenants required under this Agreement to be performed by Buyer on or prior to the Closing Date.

                  (c) Injunctions. The consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree or ruling of a court of competent jurisdiction or any Governmental Authority entered after the parties have used reasonable best efforts to prevent such entry and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Authority which prevents the consummation of the Merger.

                  (d) Expiration of Waiting Period. If applicable, the statutory waiting period required under HSR (and any extension thereof) shall have expired or been terminated.

                  (e) Corporate Approvals. The stockholders of Target shall have approved the Merger, this Agreement and the transactions contemplated hereby in accordance with the Organizational Documents of Target and the DGCL.

                  (f) Apollo Guarantee. Apollo Real Estate Investment Fund II, L.P.'s guarantee of the Companies' obligations under the Loan Agreement shall have been released by Lehman Brothers Holdings Inc.

                                  ARTICLE VII

                           TERMINATION AND ABANDONMENT

         7.1 Methods of Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the
Closing:

                  (a) by the mutual written consent of Parent and Target (with the unanimous approval of the Board of Directors); or

                  (b) by Parent, if all of the conditions set forth in Section
6.1 hereof shall not have been satisfied or waived on or prior to the later of
(i) the first business day that occurs 45 days following the SEC No Comments Date, plus, if applicable, the number of days, if any, then remaining in the cure periods pursuant to Sections 7.1(d) and 7.1(e) hereof (the "Initial Termination Date") or (ii) if Parent shall have deposited the Second Optional Deposit into the Escrow Account not later than 5:00 p.m. (Chicago time) on the Initial Termination Date, the first business day that occurs 30 days following the Initial Termination Date (the later of such dates, the "Termination Date"); provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this subsection if such conditions have not been satisfied due to Buyer's failure to fulfill or Buyer's breach of any of its obligations under this Agreement; or

                  (c) by Target (with the approval of its Board of Directors and the Special Committee), if all of the conditions set forth in Section 6.2 hereof shall not have been satisfied or waived on or prior to the Termination Date; provided, however, that Target shall not have the right to terminate this Agreement pursuant to this subsection if such conditions have not been satisfied due to Target's failure to fulfill or Target's breach of any of its obligations under this Agreement; or

                  (d) by Parent, if Target, Target's Board of Directors or the Special Committee shall have breached any representation, warranty or covenant set forth in this Agreement, or if any representation or warranty shall have become untrue, in either case, such that the conditions set forth in Section 6.1(a) or Section 6.1(b) hereof would not be satisfied; provided that, as long as written notice of such breach is given to

Target not later than 45 days following the SEC No Comments Date, if such breach is curable by Target through the exercise of its reasonable best efforts and for so long as Target continues to exercise such reasonable best efforts, Parent shall not have the right to terminate this Agreement pursuant to this subsection unless such breach has not been cured within 30 days after the giving of such written notice to Target; or

                  (e) by Target (with the approval of its Board of Directors and the Special Committee), if Buyer shall have breached any representation, warranty or covenant set forth in this Agreement, or if any representation or warranty shall have become untrue, in either case, such that the conditions set forth in Section 6.2(a) or Section 6.2(b) hereof would not be satisfied; provided that, as long as written notice of such breach is given to Buyer not later than 45 days following the SEC No Comments Date, if such breach is curable by Buyer through the exercise of their reasonable best efforts and for so long as Buyer continues to exercise such reasonable best efforts, Target shall not have the right to terminate this Agreement pursuant to this subsection unless such breach has not been cured within 30 days after the giving of such written notice to Buyer; or

                  (f) by either Target or Parent if a Stockholders Meeting contemplated by Section 5.2(c) hereof (including any adjournment or postponement thereof) shall have been held and the stockholders of Target shall have failed to approved the Merger in accordance with the Organizational Documents of Target and the DGCL; or

                  (g) by Target in connection with entering into a definitive agreement concerning a Superior Proposal, subject to and in accordance with Target's compliance with Section 5.3 hereof (including the notice provisions therein) and Section 7.4 hereof (including the termination fee provisions therein); or

                  (h) by Parent if the Board of Directors of Target or the Special Committee shall have withdrawn or modified in a manner adverse to Buyer its approval or recommendation of this Agreement and the Merger.

         7.2 Mandatory Termination. This Agreement shall automatically terminate and the transactions contemplated hereby shall be abandoned upon the happening of the earliest of the following events:

                  (a) at 5:00 p.m. (Chicago time) on June 15, 2001, if, prior to such time, Target shall not have received (i) a true and correct copy of a term sheet issued to Parent from a lender or group of lenders (having, in the aggregate, a combined capital, surplus and undivided profits of not less than $500,000,000), containing commercially reasonable terms and specifying a closing date that is consistent with the dates set forth in Section 7.1(b) hereof (the "Term Sheet"), for a debt financing commitment of at least $40,000,000, executed by the lender(s) thereunder (the "Lender"), (ii) reasonably satisfactory evidence (the "Deposit Evidence") that all deposits and origination fees payable as of such date with respect to the Term Sheet have been paid to the Lender, and
(iii) reasonably satisfactory verification (the "Lender Verification") from the Lender that

Parent and Lender are proceeding in good faith to consummate the debt financing contemplated by the Term Sheet, unless, prior to such time, Parent shall have deposited an additional earnest money deposit of $1,000,000 (the "First Optional Deposit") into the Escrow Account pursuant to Section 7.5(a) hereof; or

                  (b) at 5:00 p.m. (Chicago time) on the second business day following the giving of notice (the "SEC No Comments Notice") to Parent by Target that the SEC staff has advised Target that it has no more comments on the Proxy Statement and Schedule 13E-3, if, prior to such time, Parent shall not have deposited the Additional Deposit into the Escrow Account pursuant to
Section 7.5(a) hereof; or

                  (c) at 5:00 p.m. (Chicago time) on July 16, 2001, if, prior to such time, Target shall not have received the Term Sheet, the Deposit Evidence and the Lender Verification.

         7.3 Procedure Upon Termination. In the event of termination of this Agreement by Target or Parent pursuant to Section 7.1 hereof, written notice thereof shall promptly be given to the other parties and, if such termination is proper under the terms of Section 7.1 hereof, or if termination is automatic under Section 7.2 hereof, this Agreement shall terminate and the transactions contemplated hereby shall be abandoned, without further action by any party to this Agreement. If this Agreement is so terminated, no party to this Agreement shall have any right or claim against another party on account of such termination unless this Agreement is terminated by a party on account of a willful or knowing breach of any representation, warranty or covenant herein by the other party or parties (in which case the terminating party or parties shall be entitled to all of its rights and remedies at law or in equity), or on account of circumstances that give rise to payment obligations under Section 7.4 and Section 7.5 hereof. The agreements set forth in this Section 7.3, Section
7.4 hereof, Section 7.5 hereof and Article VIII hereof shall survive the termination of this Agreement.

         7.4 Termination Fee. Parent shall be entitled to receive a fee in cash in an amount equal to $1,650,000 (the "Termination Fee"), plus reimbursement of up to $750,000 of all reasonable and documented out-of-pocket fees and expenses incurred by Buyer or its Controlling Affiliates in connection with this Agreement and the Merger ("Fees and Expenses"), payable, in each case, in immediately available funds, the next business day following the termination of this Agreement by Target or Parent, as applicable, pursuant to Section 7.1(b) hereof (but only if the failure of condition to occur relates to a matter within the control of Target, Target's Board of Directors or the Special Committee, as applicable), Section 7.1(d) hereof (but only if the breach of representation, warranty or covenant relates to a matter within the control of Target, Target's Board of Directors or the Special Committee, as applicable), Section 7.1(f) hereof (other than because shares of Common Stock beneficially owned by William
T. O'Donnell, Jr. and George L. Ruff were not voted in favor of the Merger),
Section 7.1(g) hereof or Section 7.1(h) hereof. If the Merger Agreement is terminated pursuant to Sections 7.1(b) hereof (other than as set forth in the preceding sentence) or 7.1(d) hereof (other than as set forth in the preceding sentence), Parent shall be entitled to reimbursement of Fees and Expenses, in immediately available funds, the next business day following such termination of this Agreement and, if within one year of the date of such termination, Target shall have consummated a Takeover Proposal, then Parent shall be entitled to receive the Termination Fee within two business days following the closing of such Takeover Proposal. Notwithstanding the foregoing, no Termination Fee and no Fees and Expenses shall be payable to Parent if (i) Buyer was in material breach of its representations, warranties or covenants under this Agreement at the time of its termination or (ii) William T. O'Donnell, Jr. or George L. Ruff, acting in his capacity as officer or director of Target, personally, directly and solely (or in conjunction with the other individual identified in this clause (ii)) caused a breach of a representation, warranty or covenant of Target under this Agreement, unless such actions or omissions to act were at the direction of Target's Board of Directors or necessary to avoid breaching their fiduciary duties.

         7.5 Earnest Money Deposit.

                  (a) Upon the execution of this Agreement, Parent shall deposit an earnest money deposit of $2,500,000 (the "Initial Deposit") into an escrow account (the "Escrow Account") established by an independent escrow agent pursuant to an escrow agreement in the form attached hereto as Exhibit D (the "Escrow Agreement"). On the first business day following the giving of the SEC No Comments Notice to Parent by Target, Parent shall deposit an additional earnest money deposit of $500,000 into the Escrow Account (the "Additional Deposit," and, collectively with the Initial Deposit, the First Optional Deposit and the Second Optional Deposit, the "Aggregate Escrow Deposit"). All amounts to be deposited into the Escrow Agreement hereunder shall be in cash, in immediately available funds. All interest, if any, earned on the Aggregate Deposits shall be returned to Parent following the termination of the Escrow Account. Notwithstanding the foregoing, in lieu of making any such deposits in cash, Parent shall have the option to deposit into the Escrow Account an irrevocable letter of credit substantially in the form of Exhibit A attached to the Escrow Agreement. Such letter of credit shall name as beneficiary the escrow agent named in the Escrow Agreement, and such escrow agent shall have the right to draw funds under such letter of credit for the benefit of Target.

                  (b) If the Merger is consummated, the Aggregate Escrow Deposit will be returned to Parent. If this Agreement automatically terminates pursuant to Section 7.2 hereof, or this Agreement is terminated other than for a Refund Reason (as defined in Section 7.5(c) hereof), the Aggregate Escrow Deposit shall be paid to Target as liquidated damages. If this Agreement is terminated pursuant to Section 7.1 hereof, and this Agreement is terminated because of a Refund Reason, the Aggregate Escrow Deposit shall be returned to Parent promptly following such termination.

                  (c) "Refund Reason" shall mean:

                        (i) the termination of this Agreement by Parent pursuant to Sections 7.1(b), 7.1(d), 7.1(f) (other than because shares of Common Stock beneficially owned by William T. O'Donnell, Jr. and George L. Ruff were not voted in favor of the Merger) or 7.1(h) hereof;

                        (ii) the termination of this Agreement by Target pursuant to Sections 7.1(f) (other than because shares of Common Stock beneficially owned by William T. O'Donnell, Jr. and George L. Ruff were not voted in favor of the Merger) or 7.1(g) hereof; or

                        (iii) the termination of this Agreement by Parent and Target pursuant to Section 7.1(a) hereof.

                                  ARTICLE VIII

                            MISCELLANEOUS PROVISIONS

         8.1 Non-Survival of Representations and Warranties. The representations and warranties contained herein shall not survive beyond the Effective Time.

         8.2 Successors and Assigns. This Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, heirs, representatives and assigns, as the case may be; provided, however, that no party shall assign or delegate this Agreement or any of the rights or obligations created hereunder without the prior written consent of the other party. Notwithstanding the foregoing, Parent shall have the unrestricted right to assign this Agreement and all or any part of its rights hereunder and to delegate all or any part of its obligations hereunder to any transferee, lender, subsidiary or Affiliate of Parent, but in such event Parent shall remain fully liable for the performance of all of such obligations in the manner prescribed in this Agreement. In addition, Buyer shall have the right, at the Closing, to collaterally assign its rights and remedies under this Agreement to any lender or lenders for Buyer and/or its Affiliates. Except as set forth in Section 5.9 and Section 5.10 hereof, and except expressly set forth elsewhere in this Agreement, nothing in this Agreement shall confer upon any Person not a party to this Agreement, or the legal representatives of such Person, any rights (including rights as a third party beneficiary) or remedies of any nature or kind whatsoever under or by reason of this Agreement.

         8.3 Expenses. Except as otherwise specifically provided in this Agreement, Target shall bear all expenses incurred on its behalf or on behalf of any Company in connection with the preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, and Buyer shall bear all expenses of such nature incurred on its own behalf.

         8.4 Notices. All notices, requests and other communications to any party hereunder shall be in writing, shall be given to such party at its address set forth below or at such other address as shall be furnished by any party by like notice to the others. Each such notice, request or other communication shall be deemed to have been duly given (i) as of the date of delivery, if delivered personally, (ii) upon the next business day when delivered during normal business hours to a recognized overnight courier service, such as Federal Express, or (iii) on the date of delivery or refusal shown on the return receipt therefor if sent by United States certified or registered mail, return receipt requested and postage prepaid.

                    (a)      if to Buyer, to:

                             Anam LLC
                             c/o Jack A. Shaffer & Company, LLC
                             410 Park Avenue, Suite 430
                             New York, New York  10022
                             Attention:  George L. Ruff

                             and:

                             Anam LLC
                             c/o ODE, L.L.C.
                             144 Green Bay Road
                             Winnetka, Illinois  60093
                             Attention: William T. O'Donnell, Jr.

                             with copies to:

                             Sonnenschein Nath & Rosenthal
                             8000 Sears Tower
                             Chicago, Illinois  60606
                             Attention:  Eric R. Decator, Esq.

                             and:

                             Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A. Suite 2600
                             Tower at Erieview
                             1301 East Ninth Street
                             Cleveland, Ohio  44114-1824
                             Attention:  Irv Berliner, Esq.

                    (b)      if to Target, to:
                             NextHealth, Inc.
                             16600 N. Lago Del Oro Parkway
                             Tucson, Arizona  85737
                             Attention: Chief Financial Officer

                             with copies to:

                             Hecker & Muehlebach
                             405 West Franklin Street
                             Tucson, Arizona  85701
                             Attention:  Lawrence M. Hecker, Esq.

                             and:

                             The Special Committee of the Board of Directors of NextHealth, Inc.
                             c/o Neal, Gerber & Eisenberg
                             2 North LaSalle Street
                             Chicago, Illinois  60602
                             Attention:  Stephen L. Berger, Esq.

                             with copies to:

                             Paul, Weiss, Rifkind, Wharton & Garrison
                             1285 Avenue of the Americas
                             New York, New York  10019
                             Attention:  Judith Reinhardt Thoyer, Esq.

or such other address or persons as the parties may from time to time designate in writing in the manner provided in this Section 8.4.

         8.5 Entire Agreement. This Agreement, together with the Exhibits and the Schedules and the Confidentiality Agreement entered into on January 12, 2001 by Target and an Affiliate of Parent (the "Confidentiality Agreement"), represents the entire agreement and understanding of the parties hereto with reference to the transactions contemplated herein. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements among the parties relating to the subject matter of this Agreement (except for the Confidentiality Agreement) and all prior drafts thereof, all of which are merged into this Agreement or such other agreements, as the case may be.

         8.6 Waivers, Amendments and Remedies. This Agreement may be amended and the terms hereof may be waived, and consents may be provided, only by a written instrument signed by Parent and Target (with the approval of the Special Committee) or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

         8.7 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. To the extent such invalidity or unenforceability has a material impact upon the expectations of the parties hereto, the parties agree to make appropriate modifications to this Agreement to take such impact into account.

         8.8 Headings. The article and section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

         8.9 Counterparts; Terms. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. All references to singular or plural or masculine or feminine shall include the other as the context may require.

         8.10 Governing Law; Consent to Jurisdiction; Venue. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state and federal courts located within Cook County, Illinois over any action or proceeding relating to, or arising under or in connection with this Agreement and consents to personal jurisdiction of such courts and waives any objection to such courts' jurisdiction. The parties hereto agree that any claim or suit between or among any of the parties hereto relating to or arising under or in connection with this Agreement may only be brought in and decided by the state or federal courts located in Cook County, Illinois, such courts being a proper forum in which to adjudicate such claim or suit, and each party hereby waives any objection to each such venue and waives any claim that such claim or suit has been brought in an inconvenient forum.

         8.11 Interpretation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

         8.12 Exhibits and Schedules. The Exhibits and Schedules attached hereto are a part of this Agreement as if fully set forth herein.

         8.13 Waivers of Trial by Jury. TARGET AND BUYER HEREBY IRREVOCABLY AND TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, AND CONSENT TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT.

         8.14 Breach. Notwithstanding anything to the contrary set forth in this Agreement, a breach of any representation, warranty or covenant of Target under this Agreement shall not be deemed a breach for all purposes hereunder to the extent such breach was caused by William T. O'Donnell, Jr. or George L. Ruff, acting in his capacity as officer or director of Target, personally, directly and solely (or in conjunction with the other individual identified in this Section 8.14), unless such actions or omissions to act were at the direction of Target's Board of Directors or necessary to avoid breaching their fiduciary duties.

                                      * * *

                  Buyer and Target have caused this Agreement and Plan of Merger to be signed as of the date first written above.

                                    ANAM LLC


                                    By:/s/ George L. Ruff
                                       -------------------------------
                                         Name: George L. Ruff
                                         Title:


                                    NHI ACQUISITION CORP.


                                    By:/s/ George L. Ruff
                                       -------------------------------
                                         Name: George L. Ruff
                                         Title:


                                    NEXTHEALTH, INC.


                                    By:/s/ Loree Thompson
                                       -------------------------------
                                         Name: Loree Thompson
                                         Title: Chief Financial Officer

                                    EXHIBIT A

                                  DEFINED TERMS


         The following terms shall have the meanings as ascribed to them or referenced below:

         ADDITIONAL DEPOSIT shall have the meaning set forth in Section 7.5(a).

         AFFILIATES shall mean a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, another Person.

         AGREEMENT shall have the meaning set forth in the Preamble.

         AGGREGATE ESCROW DEPOSIT shall have the meaning set forth in
Section 7.5(a).

         BUSINESS shall mean the business and operations of Target and its Subsidiaries described in the SEC Reports filed prior to the date hereof.

         BUYER shall have the meaning set forth in the Preamble.

         CHANGE OF CONTROL PAYMENT shall have the meaning set forth in
Section 3.22.

         CLASS ACTION LITIGATION shall have the meaning set forth in
Section 6.1(d).

         CLOSING shall have the meaning set forth in Section 2.8.

         CLOSING DATE shall have the meaning set forth in Section 2.8.

         CODE shall have the meaning set forth in Section 2.2(c).

         COMMON SHARES shall have the meaning set forth in the Recitals.

         COMMON STOCK shall have the meaning set forth in the Recitals.

         COMPANY or COMPANIES shall have the meaning set forth in Section 3.1.

         COMPANY POLICY shall have the meaning set forth in Section 5.9 (b).

         CONFIDENTIALITY AGREEMENT shall have the meaning set forth in
Section 8.5

         CONSENTS shall mean all consents or approvals of third parties necessary to permit the Merger to be consummated in accordance with this Agreement, without breach of any material contract, permit or other agreement.

         CONSTITUENT CORPORATIONS shall have the meaning set forth in the Preamble.

         CONTRACTS shall mean the following (i) Commercial Long-Term Lease, dated October 25, 1998, between the State of Arizona State Land Department and Sierra Tucson, LLC, (ii) the Loan Agreement and related mortgage note and (iii) the Amended and Restated Limited Liability Agreement of Sierra Tucson, LLC dated July, 1998.

         CONTROLLING AFFILIATES shall mean, in the case of Buyer, Affiliates of Buyer other than Target, and in the case of AP NH, LLC, Affiliates of AP NH, LLC other than Buyer or any person or entity that controls Buyer.

         DEPOSIT EVIDENCE shall have the meaning set forth in Section 7.2(a).

         DESIGNATED PERIOD shall have the meaning set forth in Section 5.3(c).

         DISSENTING SHARES shall have the meaning set forth in Section 2.3.

         DGCL shall have the meaning set forth in Section 1.1.

         DOJ shall have the meaning set forth in Section 3.13.

         EFFECTIVE TIME shall have the meaning set forth in Section 1.5.

         ENVIRONMENTAL LAWS shall have the meaning set forth in Section
3.9(b)(i).

         ERISA shall have the meaning set forth in Section 3.14(b).

         ERISA AFFILIATE shall mean any trade or business, whether or not incorporated, that together with Target would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA.

         ESCROW AGREEMENT shall have the meaning set forth in Section 7.5(a).

         ESCROW AMOUNT shall have the meaning set forth in Section 7.5(a).

         EXCHANGE ACT shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

         EXCHANGE AGENT shall have the meaning set forth in Section 2.2(a).

         EXCLUDED SHARES shall have the meaning set forth in the Recitals.

         EXHIBITS shall mean the exhibits attached to this Agreement and referred to in Section 8.12.

         FEES AND EXPENSES shall have the meaning set forth in Section 7.4.

         FINANCIAL STATEMENTS shall have the meaning set forth in Section 3.7.

         FIRST OPTIONAL DEPOSIT shall have the meaning set forth in
Section 7.2(a).

         FORCE MAJEURE shall have the meaning set forth in Section 6.1(f).

         FORM 10-K shall have the meaning set forth in Section 3.8(a).

         FTC shall have the meaning set forth in Section 3.13.

         GAAP shall have the meaning set forth in Section 3.7.

         GOVERNMENTAL AUTHORITY shall mean foreign, domestic, federal, territorial, state, provincial, local or municipal governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department, bureau, official or branch of any of the foregoing.

         HAZARDOUS SUBSTANCES shall have the meaning set forth in Section 3.9(b)(i).

         HSR shall have the meaning set forth in Section 3.13.

         INDEBTEDNESS FOR BORROWED FUNDS shall mean, as to any Person, without duplication, (i) any indebtedness of such Person for borrowed money, (ii) any indebtedness of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) any indebtedness of such Person to pay the deferred purchase price of property or services, except trade accounts payable and other current liabilities arising in the ordinary course of business, (iv) all obligations of such Person as lessee under capitalized leases, (v) any interest accrued in respect of the foregoing, and (vi) any of the foregoing guaranteed by such Person.

         INDEMNIFIED PARTIES shall have the meaning set forth in Section 5.9(a).

         INITIAL DEPOSIT shall have the meaning set forth in Section 7.5(a).

         INITIAL TERMINATION DATE shall have the meaning set forth in
Section 7.1(b).

         INTELLECTUAL PROPERTY means all (i) Patents, (ii) Trademarks, (iii) Trade Names, (iv) web sites, (v) domain names, (vi) copyrights, (vii) trade secrets (as defined in the Uniform Trade Secrets Act, and service marks, and (viii) Know-how, in each case whether registered or not.

         IRS shall mean the Internal Revenue Service.

         JUDGMENT shall mean any order, decree, writ, injunction, award or judgment or any court or other Governmental Authority or any arbitrator.

         KNOW-HOW shall mean specialized knowledge which is proprietary to the Company (including product knowledge and use and application knowledge), formulae, product formulations, processes, product designs, specifications, quality control, procedures, manufacturing, engineering and other drawings, computer data bases and software, technology, other intangibles, technical information, safety information, engineering data and design and engineering specifications, research records, market surveys and all promotional literature, customer and supplier lists and similar data.

         KNOWLEDGE -- an individual will be deemed to have "knowledge" of a particular fact or matter if such individual is actually aware of such fact or matter. A Person (other than an individual) will be deemed to have "knowledge" of a particular fact or other matter if any individual who is serving as a director or executive officer (or in a similar capacity) of such Person has actual knowledge of such fact or matter. Notwithstanding the foregoing, Target will be deemed to have "knowledge" of a particular fact or other matter if any individual set forth on Exhibit F to this Agreement has actual knowledge of such fact or matter.

         LENDER shall have the meaning set forth in Section 7.2(a).

         LENDER VERIFICATION shall have the meaning set forth in Section 7.2(a).

         LICENSES shall have the meaning set forth in Section 3.21.

         LIEN shall mean, with respect to any asset (real, personal or mixed):
(a) any lien, claim, option, charge, security interest, pledge, mortgage or other encumbrance whether imposed by Rule or contract; and (b) the interest of a vendor or lessor under any conditional sale agreement, financing lease or other title retention agreement relating to such asset.

         LOAN AGREEMENT shall have the meaning set forth in Section 2.9(g).

         MATERIAL ADVERSE CHANGE shall have the meaning set forth in
Section 6.1(f).

         MATERIAL ADVERSE EFFECT shall have the meaning set forth in
Section 3.8.(a).

         MERGER shall have the meaning set forth in the Recitals.

         MERGER CONSIDERATION shall have the meaning set forth in
Section 2.1(d).

         MERGER SUB shall have the meaning set forth in the Preamble.

         MERGER SUB SHARES shall have the meaning set forth in the Recitals.

         MOST RECENT BALANCE SHEET shall have the meaning set forth in
Section 3.7.

         OPTION shall have the meaning set forth in Section 2.4.

         OPTION PLAN shall have the meaning set forth in Section 2.4.

         ORGANIZATIONAL DOCUMENTS shall mean (i) the articles or certificate of incorporation and the bylaws of a corporation; (ii) the partnership agreement and any statement of partnership of a general partnership; (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (iv) the certificate of formation and the limited liability company agreement or applicable operating agreement, (v) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (vi) any amendment to any of the foregoing.

         PARENT shall have the meaning set forth in the Preamble.

         PATENTS shall mean patents (including all reissues, reexaminations, divisions, continuations in part and extensions thereof), utility models, patent applications and disclosures docketed.

         PER SHARE MERGER CONSIDERATION shall have the meaning set forth in
Section 2.1(a).

         PERSON shall mean any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company or other legal entity or organization, including a Governmental Authority.

         PLAN shall mean each deferred compensation and each incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare" plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other "pension" plan (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by Target or any ERISA Affiliate, or to which Target or any ERISA Affiliate is a party, for the benefit of any director, employee or former employee of any Company.

         PREFERRED SHARES shall have the meaning set forth in the Recitals.

         PROXY STATEMENT shall have the meaning set forth in Section 5.2(a).

         REFUND REASON shall have the meaning set forth in Section 7.5(c).

         RELATED PARTY shall mean (i) any Affiliate of any Company, (ii) any past or present director, officer, executive or management level employee of any Company or any Affiliate of the Company or (iii) any Affiliate, spouse or child of any Person listed in (i) or (ii) (other than William T. O'Donnell, Jr. and George L. Ruff and their respective spouses, former spouses and children (including any trusts for their benefit)).

         REAL PROPERTY shall mean, collectively, all real property owned, leased or subleased by any Company.

         REPRESENTATIVE shall have the meaning set forth in Section 5.3(a).

         RETURNS shall have the meaning set forth in Section 3.10.

         RULES shall have the meaning set forth in Section 3.9(a).

         SCHEDULES shall mean the schedules attached to this Agreement and referred to in Section 8.12.

         SCHEDULE 13E-3 shall have the meaning set forth in Section 5.2(a).

         SEC shall have the meaning set forth in Section 3.4.

         SEC NO COMMENTS DATE shall mean the date on which the SEC staff has advised Target that it has no more comments on the Proxy Statement and
Schedule 13E-3.

         SEC NO COMMENTS NOTICE shall have the meaning set forth in
Section 7.2(b).

         SEC REPORTS shall have the meaning set forth in Section 3.4.

         SECOND OPTIONAL DEPOSIT shall mean an additional earnest money deposit of $1,000,000 deposited into the Escrow Account pursuant to Section 7.1(b)(ii) hereof.

         SECURITIES ACT shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

         SERIES A PREFERRED SHARES shall have the meaning set forth in Section 3.2(a).

         SPECIAL COMMITTEE shall have the meaning set forth in Section 3.17.

         STOCKHOLDERS MEETING shall have the meaning set forth in Section
5.2(c).

         SUBSIDIARY shall mean any corporation or entity, at least a majority of the outstanding capital stock, membership interest or other equity interests of which (or any class or classes, however designated, having ordinary voting power for the election of at least a majority of the board of directors or similar governing body of such corporation or entity) shall at the time owned by the relevant Person directly through one or more corporations or other entities which are themselves Subsidiaries.

         SUPERIOR PROPOSAL shall have the meaning set forth in Section 5.3(f).

         SUPERIOR AMENDMENTS shall have the meaning set forth in Section 5.3(c).

         SURVIVING CORPORATION shall have the meaning set forth in Section 1.1.

         TAKEOVER PROPOSAL shall have the meaning set forth in Section 5.3(f).

         TARGET shall have the meaning set forth in the Preamble.

         TARGET CAPITAL STOCK shall have the meaning set forth in the Recitals.

         TARGET SECURITIES shall have the meaning set forth in Section 3.2(c).

         TAX or TAXES shall mean all taxes imposed of any nature including federal, provincial, state, county, local or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment-related tax (including employee withholding or employer payroll tax), real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, value added tax, severance tax, prohibited transaction tax, premiums tax or occupation tax, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax.

         TERM SHEET shall have the meaning set forth in Section 7.2(a).

         TERMINATION DATE shall have the meaning set forth in Section 7.1(b).

         TERMINATION FEE shall have the meaning set forth in Section 7.4.

         TITLE IV PLAN shall mean a Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

         TRADE NAMES shall mean (i) trade names, (ii) brand names, and (iii) logos used in the Business.

         TRADEMARKS shall mean trademarks, service marks, brand marks, registrations thereof, pending applications for registration thereof, and such unregistered rights which are used in the Business.

                                                                       Exhibit B


                       VOTING AND CONTRIBUTION AGREEMENT

         VOTING AND CONTRIBUTION AGREEMENT (this "Agreement"), dated as of April 16, 2001 by and among Anam LLC, a Delaware limited liability company (together with its assignees or designees, the "Company"), and the other signatories hereto (together with any Additional Stockholders (as defined below), the "Stockholders").

                               W I T N E S S E T H

         WHEREAS, concurrently with the execution and delivery of this Agreement, NextHealth, Inc., a Delaware corporation ("NextHealth") is entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with the Company and NHI Acquisition Corp., a Delaware corporation which is a wholly-owned subsidiary of the Company ("NHI"), pursuant to which NHI shall merge with and into NextHealth (the "Merger"), upon the terms and conditions set forth therein;

         WHEREAS, each Stockholder severally desires that the Company, NHI and NextHealth enter into the Merger Agreement;

         WHEREAS, the Stockholders own beneficially and of record and have the sole power to vote and dispose of the number of shares of Common Stock, par value $.01 per share, of NextHealth ("NextHealth Common Stock") set forth under the caption "Shares Owned," opposite their respective names on Schedule I hereto (such shares of NextHealth Common Stock owned by the Stockholders or acquired or otherwise received after the date hereof being the "Shares");

         WHEREAS, opposite each Stockholders name on Schedule I hereto under the caption "Options Owned" is the number of shares of NextHealth Common Stock acquirable pursuant to stock options owned by the Stockholders (the "Options");

         WHEREAS, each Stockholder severally desires to contribute its shares of NextHealth Common Stock to the Company as part of a transaction that is intended to qualify as exchanges under section 721 of the Internal Revenue Code of 1986, as amended (the "Code");

         WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is entering into a Memorandum of Understanding, dated as of the date hereof (the "Memorandum of Understanding"), with TRIOD LLC, a Delaware limited liability company ("TRIOD"), certain of the Stockholders, and the other parties thereto, which sets forth the principal terms of the transactions and agreements described therein, including those relating to the sources of funds to finance the Merger and the management of the Company and TRIOD;

         WHEREAS, as a condition to its willingness to enter into the Merger Agreement and the Memorandum of Understanding, the Company has requested that the Stockholders enter into this Agreement; and

         WHEREAS, from time to time prior to the consummation of the Merger, additional stockholders of NextHealth (the "Additional Stockholders") may be joined to this Agreement either in substitution of or in addition to, the Stockholders, in each case subject to the terms and conditions herein described, by executing and delivering to the Company a copy of the Joinder Agreement in the form attached hereto as Exhibit A.

         NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

         SECTION 1.01. Capitalized Terms. Certain capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement. Unless the context otherwise requires, such terms shall include the singular and plural and the conjunctive and disjunctive forms of the terms defined.

                                   ARTICLE II

                                VOTING AGREEMENTS

         SECTION 2.01. Stockholder Meetings. Each Stockholder agrees that at any meeting of stockholders of NextHealth called to vote upon the Merger or the Merger Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval of the stockholders of NextHealth with respect to the Merger, the Merger Agreement or any of the other transactions contemplated thereby or hereby is sought, such Stockholder shall cause its Shares to be present for quorum purposes and to vote (or caused to be voted) its Shares in favor of the terms thereof and each of the other transactions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof. Each Stockholder hereby grants to the Company a proxy to vote all of the Shares then beneficially owned by such Stockholder as indicated in this Section 2.01. Each Stockholder agrees that this proxy shall be irrevocable and coupled with an interest, agrees to take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to any of the Shares.

         SECTION 2.02. Competing Transaction. Subject to the provisions of
Article VI, each Stockholder agrees that at any meeting of stockholders of NextHealth, or at any adjournment thereof, or in any other circumstances upon which their vote, consent or other approval is sought, such Stockholder shall vote (or cause to be voted) its Shares against (i) any Takeover Proposal and (ii) any amendment of NextHealth's Certificate of Incorporation or By-laws or other proposal or transaction involving NextHealth or any of its Subsidiaries which amendment or other proposal or transaction would in any manner impede, interfere with, materially delay, frustrate, prevent or nullify or result in a breach of any covenant, representation or warranty or any other obligation or agreement of NextHealth or any Stockholder under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or by this Agreement.

                                   ARTICLE III

                                  CONTRIBUTION

         SECTION 3.01. Contribution of Shares by Stockholders. Each Stockholder agrees that immediately prior to the Effective Time of the Merger, each such Stockholder shall contribute the number of Shares, if any, listed opposite such Stockholder's name under the caption "Shares Owned" on Schedule I hereto (and, to the extent that any of such Stockholder's Options are exercised prior to the Effective Time, each such Stockholder also shall contribute such Shares received upon such exercise) to the Company. The Company shall issue to each contributing Stockholder a proportionate membership interest in the Company ("Company Interest"). Upon the issuance of Company Interests pursuant to this Section 3.01, each contributing Stockholder agrees to become a member of the Company and become bound by the terms and conditions of the Limited Liability Agreement of the Company (the "Company Agreement").

         SECTION 3.02. Termination of Options. Each Stockholder agrees that immediately prior to the Effective Time, the Options, if any, listed opposite such Stockholder's name under the caption "Options Owned" on Schedule I hereto shall be cancelled pursuant to Section 2.4 of the Merger Agreement, except to the extent that such Options are exercised prior to the Effective Time, in which case such Stockholder also shall contribute to the Company in accordance with
Section 3.01 hereof, the Shares received upon such exercise. In consideration for cancellation, the Company shall, in accordance with Section 2.4 of the Merger Agreement, pay, or cause to be paid, to such Stockholder an amount in respect of such Options equal to the product of (x) the excess of the Per Share Merger Consideration over the exercise price thereof and (y) the number of shares of NextHealth Common Stock subject thereto (such payment to be net of taxes required by law to be withheld with respect thereto).

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         SECTION 4.01. Representations and Warranties of the Stockholders. Each of the Stockholders severally and not jointly represents and warrants to the Company as follows:

         (a) Power, Organization and Standing. Such Stockholder has all requisite power and authority to enter into and perform its obligations under this Agreement and, if such Stockholder is not a natural person, such Stockholder is duly organized, validly existing and in good standing under the laws of its state of organization. Such Stockholder is either an individual (who is not a non-resident alien described in Section 1361(b)(1)(C) of the Code), estate, exempt organization described in Section 401(a) or 501(c)(3) of the Code, or a trust described in Section 1361(c)(2)(A) of the Code.

         (b) Authority and Capacity. The execution and delivery of this Agreement, and the performance by such Stockholder of its obligations hereunder, have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due execution and delivery hereof by the Company, this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

         (c) Ownership. Such Stockholder is the record and beneficial owner of, and has good and valid title to, the number of Shares and Options listed opposite such Stockholder's name under the captions "Shares Owned" and "Options Owned," respectively, on Schedule I hereto, free and clear of all Liens or other adverse interests (including any restrictions on the right to vote, sell or otherwise dispose of such Shares and Options). Except for this Agreement and as otherwise indicated on Schedule I hereto, there are no outstanding warrants, subscriptions, rights (including preemptive rights), options, calls, commitments or other agreements or Liens or other adverse interests to encumber, purchase or acquire any of the Shares or Options of such Stockholder or securities convertible into or exchangeable for the Shares of such Stockholder. Except as indicated in Schedule I hereto, neither such Stockholder nor any of its "affiliates" or "associates" (as such terms are defined in Rule 12b-2 promulgated under the Exchange Act) holds either of record or beneficially any securities, capital stock, warrants, subscriptions, rights (including preemptive rights), options, calls, commitments or other instruments of NextHealth or any of NextHealth's Subsidiaries other than such Stockholder's Shares. Except as indicated in Schedule I hereto, such Stockholder has the exclusive power to vote such Shares.

         (d) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any contract to which such Stockholder is a party or by which it is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for (i) approvals of, or filings or registrations with the FTC and DOJ pursuant to HSR, (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) compliance with any applicable requirement of the Exchange Act, (iv) such consents, if any, as set forth in Schedule 4.3 to the Merger Agreement or (v) where failure to make such filing or registration, give such notice or receive such permit, consent or approval would not reasonably be expected to prevent or materially delay consummation of the transaction's contemplated hereby. Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained and remain effective, the execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any material applicable laws, (ii) result in a breach or violation of any provision of, constitute a default under, or result in the termination of, or an acceleration of indebtedness or creation of any Lien under, any contract to which such Stockholder is a party or by which it or its Shares are bound or (iii) conflict with or violate any provision of the organizational or similar documents of such Stockholder.

         (e) Brokers, Finders, etc. No agent, broker, investment banker, financial advisor, or other Person (other than fees and expenses of which are the responsibility of the Company or NHI) is entitled to any brokerage commission, finder's fee or like payment in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Stockholders.

         (f)  Investment Representations.  Each Stockholder:

                  (i) is an "accredited investor," as such term is defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act");

                  (ii) has had access to such financial and other information, and has been afforded the opportunity to ask questions of representatives of the Company, and to receive answers to those questions, as it has deemed necessary in connection with its acquisition of a Company Interest pursuant to this Agreement;

                  (iii) acknowledges that the Company Interest that will be acquired pursuant to this Agreement is being acquired in a transaction not involving any public offering within the meaning of the Securities Act, and the Company Interest has not been, and may never be, registered under the Securities Act;

                  (iv) agrees not to offer, sell, transfer or otherwise dispose of the Company Interest acquired pursuant to this Agreement in the absence of registration under the Securities Act unless it delivers to the Company an opinion of counsel reasonably satisfactory to the Company, in form and substance satisfactory to the Company, to the effect that the proposed sale, transfer or other disposition may be effected without registration under the Securities Act and under applicable state securities and blue sky laws;

                  (v) acknowledges that unless and until the Company Interest acquired pursuant to this Agreement shall have been registered under the Securities Act, the Company Agreement governing such Company Interest will bear a legend to the following effect:

         THE MEMBERSHIP INTERESTS (THE "INTERESTS") IN THIS LIMITED LIABILITY COMPANY (THE "COMPANY") HAVE NOT BEEN REGISTERED WITH OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE. HOLDERS OF INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENTS FOR AN INDEFINITE PERIOD OF TIME. THE INTERESTS HAVE NOT BEEN REGISTERED (I) UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "FEDERAL ACT"), OR (II) ANY STATE SECURITIES LAW (A "STATE ACT"), AND NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE SOLD, EXCHANGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE FEDERAL ACT AND ANY APPLICABLE STATE ACT AND WITH THE TERMS AND CONDITIONS OF ARTICLE VII OF THIS AGREEMENT, WHICH RESTRICTS THE TRANSFER OF INTERESTS, OR IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE FEDERAL ACT AND APPLICABLE STATE ACT OR AN OPINION OF COUNSEL FOR THE COMPANY THAT AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE COMPANY'S RECORDS WILL CONTAIN APPROPRIATE "STOP TRANSFER" INSTRUCTIONS RELATED TO THE ABOVE RESTRICTIONS ON TRANSFER.

                  (vi) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an acquisition of the Company Interest pursuant to this Agreement and is able to bear the economic risk of a loss of an investment in such Company Interest and is not acquiring such Company Interest with a view to the distribution thereof or any present intention of offering or selling any thereof in a transaction that would violate the Securities Act or the securities laws of any state or any other applicable jurisdiction; and

                  (vii) has been advised by its own counsel with respect to this Agreement and the tax implications of the contributions and transactions contemplated hereby.

         (g) Stockholders Agreement. As contemplated by the Memorandum of Understanding, such Stockholder acknowledges and agrees that on the Closing Date, the Company shall dissolve and such Stockholder will receive a proportionate share of the stock of the Surviving Corporation then held by the Company, and such Stockholder shall enter into a stockholders agreement by and among the Surviving Corporation and the stockholders of the Surviving Corporation named therein (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, such Stockholder shall agree, among other things, to execute a consent to the Surviving Corporation's election to be treated as a "small business corporation" for Federal income tax purposes under Section 1362 of the Code (and any similar state tax provision) and agree to not take any action that would result in the revocation or termination of such election. Such Stockholder further acknowledges and agrees that the stock of the Surviving Corporation to be issued to such Stockholder as contemplated by the Memorandum of Understanding shall be subject to the Stockholders Agreement.

         SECTION 4.02. Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Stockholders as follows:

         (a) Organization, Standing and Power. The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite power and authority to enter into and perform its obligations under this Agreement.

         (b) Authority and Capacity. The execution and delivery of this Agreement, and the performance by the Company of its obligations hereunder, have been duly authorized by all necessary action on the part of the Company. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due execution and delivery hereof by the Stockholders, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

         (c) No Conflict. The execution of this Agreement and the consummation of the transactions contemplated hereby will not require notice to, or the consent of, any party to any contract to which the Company or any of its affiliates is a party or by which any of them is bound, or the consent, approval, order or authorization of, or the registration, declaration or filing with, any governmental authority, except for (i) approvals of, or filings or registrations with the FTC and DOJ pursuant to HSR, (ii) the filing of the Certificate of Merger pursuant to the DGCL, (iii) compliance with any applicable requirement of the Exchange Act, (iv) such consents, if any, as set forth in
Schedule 4.3 to the Merger Agreement or (v) where failure to make such filing or registration, give such notice or receive such permit, consent or approval would not reasonably be expected to prevent or materially delay consummation of the transaction's contemplated hereby. Assuming that the notices, consents and approvals referred to in the preceding sentence have been given, made or obtained and remain effective, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any material applicable laws, (ii) result in a breach or violation of any provision of, or constitute a default under, any contract to which the Company is a party or by which it is bound or (iii) conflict with any provision of the Company Agreement or the Certificate of Formation of the Company.

                                    ARTICLE V

                                    COVENANTS

         SECTION 5.01. No Solicitation. Each Stockholder agrees that it shall not, nor shall it authorize or permit any Affiliate, agent, partner or employee of, or any investment banker, attorney or other advisor or representative of, such Stockholder to, directly or indirectly, (i) solicit or initiate, or encourage any inquiries regarding or the submission of, any Takeover Proposal (including without limitation any proposal or offer to NextHealth's stockholders) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. Notwithstanding the foregoing, a Stockholder may (A) furnish nonpublic information with respect to NextHealth to the person who made such Takeover Proposal and (B) participate in negotiations with such person regarding such Takeover Proposal, if such Stockholder is instructed in writing to do so by the Board of Directors of NextHealth; provided that it is understood that this Section 5.01 shall not be deemed to have been violated if in response to an unsolicited inquiry, such Stockholder states solely that he or she is subject to the limits of this Agreement and provides only public information in response to such unsolicited inquiry.

         SECTION 5.02. No Transfer; No Inconsistent Arrangements. Each Stockholder agrees that it shall not (including by way of any gift, sale, pledge or other disposition, including without limitation in connection with foreclosures by lenders secured by pledges of Shares or Options) (i) transfer, sell or pledge, encumber, assign or otherwise dispose of, or consent to the transfer or pledge of, any or all of the Shares or Options owned by it or of any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any such transfer of any such Shares or Options, or any interest therein or result in the imposition of any Lien, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to any such Shares or Options, except pursuant to this Agreement, (iv) deposit any such Shares or Options into a voting trust or enter into a voting agreement or arrangement with respect to any such Shares or Options or (v) take any action that would in any way restrict, limit or interfere or in any way be inconsistent with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

         SECTION 5.03. Further Assurances. From time to time, whether before, at, or after the Closing, each party hereto agrees to execute and deliver, or cause to be executed and delivered, such additional instruments, certificates and other documents, and to take such other action, as may be necessary or advisable in order to carry out the terms and provisions of this Agreement and the transactions contemplated hereby (including voting the Shares in favor of any such transaction) or to cause the elimination of any circumstance that would cause a condition under Article V hereof not to be satisfied on the Closing Date.

         SECTION 5.04. Notice of Certain Events. The Company and each Stockholder agrees to notify each other party hereto promptly of (a) any event or condition that, with or without notice or lapse of time, would or could reasonably be expected to cause any of the representations and warranties made by such party herein to be no longer complete and accurate as of any date on or before the Closing Date, or (b) any failure, with or without notice or lapse of time, on the part of such party to comply with any of the covenants or agreements on its part contained herein at any time on or before the Closing Date.

                                   ARTICLE VI

                             CONDITIONS PRECEDENT TO
                          OBLIGATIONS UNDER ARTICLE III

         SECTION 6.01. Stockholders' Conditions. The obligation of each of the Stockholders pursuant to Article III shall be subject to the satisfaction or waiver on the Closing Date of each of the following conditions precedent:

         (a) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement shall be in effect.

         (b) No Violation of Law. The performance of the obligations of each of the Stockholders pursuant to Article III shall not constitute a violation of any laws.

         (c) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date an as of the date hereof, as though made on and as of the Closing Date.

         (d) Covenants and Agreements. The Company shall have performed, in all material respects, all obligations and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with it at or prior to the Closing Date.

         (e) Merger Agreement. Each of the conditions to closing contained in the Merger Agreement shall have been satisfied or waived.

         (f) Stockholders Agreement. The Surviving Corporation shall have executed and delivered the Stockholders Agreement to the Stockholders.

         SECTION 6.02. The Company's Conditions. The obligation of the Company pursuant to Article III shall be subject to the satisfaction or waiver on the Closing Date of each of the following conditions precedent:

         (a) No Injunctions or Restraints. No temporary restraining order or preliminary or permanent injunction of any court or administrative agency of competent jurisdiction prohibiting the transactions contemplated by this Agreement shall be in effect.

         (b) No Violation of Law. The performance of the obligations of the Company pursuant to Article III shall not constitute a violation of any laws.

         (c) Representations and Warranties. The representations and warranties of the Stockholders set forth in this Agreement shall be true and correct in all material respects on and as of the Closing Date, as though made on and as of the Closing Date.

         (d) Covenants and Agreements. Each of the Stockholders shall have performed, in all material respects, all obligations and complied, in all material respects, with all covenants required by this Agreement to be performed or complied with it at or prior to the Closing Date.

         (e) Merger Agreement. Each of the conditions to closing contained in the Merger Agreement shall have been satisfied or waived.

         (f) Certificates for Shares. Each Stockholder shall have delivered to the Company certificates evidencing its Shares with all necessary endorsements, free and clear of all Liens.

         (g) Stockholders Agreement. Each Stockholder shall have executed and delivered the Stockholders Agreement.

                                   ARTICLE VII

                            TERMINATION AND AMENDMENT

         SECTION 7.01. Termination. This Agreement shall terminate without any further action on the part of the Company or any of the Stockholders (i) if the Closing has occurred, (ii) if the Merger has been consummated in accordance with the terms of the Merger Agreement, or (iii) if the Merger Agreement has been terminated in accordance with Article 7 thereunder.

         SECTION 7.02. Effect of Termination. In the event this Agreement shall have been terminated in accordance with Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto.

         SECTION 7.03. Amendment. This Agreement and Schedule I hereto may not be amended except by an instrument or instruments in writing signed and delivered on behalf of each of the parties hereto. At any time prior to the Closing Date, any party hereto which is entitled to the benefits hereof may (a) extend the time for the performance of any of the obligations or other acts of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained herein, in

Schedule I hereto, or in any document delivered pursuant hereto, and (c) subject to applicable law, waive compliance with any of the agreements of any other party hereto or any conditions contained herein. Any agreement on the part of any of the parties hereto to any such extension or waiver (i) shall be valid only if set forth in an instrument in writing signed and delivered on behalf of each such party, and (ii) shall not be construed as a waiver or extension of any subsequent breach or time for performance hereunder.

                                  ARTICLE VIII

                                  MISCELLANEOUS

         SECTION 8.01. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         (a) if to the Company, to:

         c/o Jack A. Shaffer & Company, LLC
         410 Park Avenue, Suite 430
         New York, New York 10022
         Attention:  George L. Ruff

         with copies to:

         Sonnenschein Nath & Rosenthal
         8000 Sears Tower
         Chicago, Illinois 60606
         Attention:  Eric R. Decator, Esq.

         and:

         Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
         Suite 2600
         Tower at Erieview
         1301 East Ninth Street
         Cleveland, Ohio 44114-1824
         Attention:  Irv Berliner, Esq.

         (b) if to the Stockholders, to their respective addresses set forth on Schedule I hereto.

         SECTION 8.02. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement are transactions contemplated by this Agreement.

         SECTION 8.03. Severability. If any provision of this Agreement or the application of any such provision shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof. In lieu of any such invalid, illegal or unenforceable provision, the parties hereto intend that there shall be added as part of this Agreement a valid, legal and enforceable provision as similar in terms to such invalid, illegal or unenforceable provision as may be possible or practicable under the circumstances.

         SECTION 8.04. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

         SECTION 8.05. Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Merger Agreement and the Company Agreement constitute the entire agreements, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of these agreements and none of this Agreement, the Merger Agreement or the Company Agreement is intended to confer upon any person other than the parties any rights or remedies thereunder.

         SECTION 8.06. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW.

         SECTION 8.07. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         SECTION 8.08. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Illinois or in any Illinois state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Illinois or any Illinois state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal or state court sitting in the State of Illinois.

         SECTION 8.09. Stockholder Capacity. Notwithstanding anything herein to the contrary, the Stockholders enter into this Agreement solely in their respective capacities as stockholders of NextHealth. No person executing this Agreement who is a director or officer of NextHealth shall be deemed to make any agreement herein in his or her capacity as director or officer of NextHealth. Nothing herein shall limit or affect (a) actions taken by any Stockholder in his or her capacity as director or officer of NextHealth or (b) the rights and remedies the Company may have other than pursuant to this Agreement in respect of such conduct undertaken in the capacity of director or officer of NextHealth.



                            [signature pages follow]

         IN WITNESS WHEREOF, each of the parties hereto has signed this Voting and Contribution Agreement as of the date first above written.


                                  ANAM LLC, a Delaware limited liability company


                                  By:/s/ William T. O'Donnell, Jr.
                                     ----------------------------------------
                                  Name: William T. O'Donnell, Jr.
                                  Title: Member



                                  STOCKHOLDERS

                                  /s/ George L. Ruff
                                  -------------------------------------------
                                  GEORGE L. RUFF

                                  /s/ William T. O'Donnell, Jr.
                                  -------------------------------------------
                                  WILLIAM T. O'DONNELL, JR.

                                   SCHEDULE I
                                       TO
                        VOTING AND CONTRIBUTION AGREEMENT


Name and Address
of Stockholder                     Shares Owned                 Options Owned
--------------                     ------------                 -------------
William T. O'Donnell, Jr.            2,185,917                      135,500
c/o ODE, L.L.C.
144 Green Bay Road
Winnetka, Illinois 60093


George L. Ruff                         -0-                           30,500
c/o Jack A. Shaffer
  & Company, LLC
410 Park Avenue, Suite 430
New York, New York 10022

                                JOINDER AGREEMENT

         The undersigned hereby agrees, effective as to the date hereof, (i) to become a party to that certain Voting and Contribution Agreement (the "Agreement") dated as of April 16, 2001 by and among Anam LLC, a Delaware limited liability company (the "Company"), and the other parties named therein,
(ii) that for all purposes of the Agreement, the undersigned shall be included within the term "Additional Stockholder" (as defined in the Agreement), and
(iii) that Schedule I to the Agreement shall be amended hereby to include the information contained on Schedule I hereto.

         The undersigned's name and address, "Shares Owned" and "Options Owned" (as such terms are defined in the Agreement) are listed on Schedule I attached hereto.

                                         ADDITIONAL STOCKHOLDER
                                         BTM Irrevocable Trust UA dated 09/08/89



                                         /s/ John R. O'Donnell
                                         -------------------------------
                                         By:  John R. O'Donnell, Trustee


Dated:   April 19, 2001
         --------------

                                   SCHEDULE I
                                   ----------
                                       TO
                                       --
                                JOINDER AGREEMENT
                                -----------------


Name and Address
of Additional Stockholder               Shares Owned             Options Owned
-------------------------               ------------             -------------
BTM Irrevocable Trust UA                 195,637                   -0-
  dated 09/08/89
c/o John R. O'Donnell, Trustee
144 Green Bay Road
Winnetka, Illinois  60093


                                JOINDER AGREEMENT

         The undersigned hereby agrees, effective as to the date hereof, (i) to become a party to that certain Voting and Contribution Agreement (the "Agreement") dated as of April 16, 2001 by and among Aman LLC, a Delaware limited liability company (the "Company"), and the other parties named therein,
(ii) that for all purposes of the Agreement, the undersigned shall be included within the term "Additional Stockholder" (as defined in the Agreement), and
(iii) that Schedule I to the Agreement shall be amended hereby to include the information contained on Schedule I hereto.

         The undersigned's name and address, "Shares Owned" and "Options Owned" (as such terms are defined in the Agreement) are listed on Schedule I attached hereto.

                                                     ADDITIONAL STOCKHOLDER


                                                     /s/ Beth O'Donnell
                                                     ---------------------------
                                                     Name:  Beth O'Donnell

Dated: April 13, 2001
       --------------

                                   SCHEDULE I
                                   ----------
                                       TO
                                       --
                                JOINDER AGREEMENT
                                -----------------

Name and Address
of Additional Stockholder               Shares Owned         Options Owned
-------------------------               ------------         -------------

Beth O'Donnell                          500,000*                  -0-
1 Fifth Avenue, Apt. 18G
New York, New York 10003


*Subject to a Voting Trust Agreement, dated December 30, 1999, pursuant to which William T. O'Donnell, Jr. may exercise the voting rights of such Shares in his sole discretion.

                                                                       Exhibit C

--------------------------------------------------------------------------------

                           MEMORANDUM OF UNDERSTANDING

                                 APRIL 16, 2001

         THIS MEMORANDUM OF UNDERSTANDING confirms the agreements among Anam LLC, a Delaware limited liability company ("Parent"), TRIOD LLC, a Delaware limited liability company ("TRIOD"), ODE, L.L.C., a Delaware limited liability company ("ODE"), William T. O'Donnell, Jr., in his individual capacity ("Mr. O'Donnell"), and George L. Ruff, in his individual capacity ("Mr. Ruff"), in connection with Parent's agreement to acquire NextHealth, Inc., a Delaware corporation ("NextHealth"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of the date hereof by and among Parent, NH Acquisition Corp., a Delaware corporation which is a wholly-owned subsidiary of Parent ("NHI"), and NextHealth. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

         1. General Statement of Purpose. Parent, TRIOD and NHI were formed by Mr. O'Donnell and Mr. Ruff (collectively, the "Initial Investors") to acquire all of the stock and assets of NextHealth and its subsidiaries through a series of transactions, including the Merger, as contemplated in the Merger Agreement and this Memorandum of Understanding (collectively, with the other transactions discussed below, the "Acquisition/Merger Transactions"). The Initial Investors, Parent, NHI and ODE have concluded that it would be desirable to effect the Acquisition/Merger Transactions. To that end, the parties hereto have executed this Memorandum of Understanding to confirm their binding agreements. The Initial Investors, Parent, NHI and ODE agree that this Memorandum of Understanding shall terminate and cease to be of effect upon the termination of the Merger Agreement or upon the execution of definitive agreements with respect to the matters set forth herein.

         2. Capitalization of Parent; Voting and Contribution Agreement. Each of the Initial Investors have acquired a membership interest in Parent (a "Parent Interest") in exchange for an initial capital contribution. Concurrently with the execution and delivery of this Memorandum of Understanding, Parent and the Initial Investors are entering into a Voting and Contribution Agreement, substantially in the form attached hereto as Exhibit A (the "Voting and Contribution Agreement"). Pursuant to the Voting and Contribution Agreement, each of the Initial Investors and the other stockholders who execute or are joined to the Voting and Contribution Agreement (collectively, the "Stockholders") will agree, subject to the terms and conditions set forth therein, to (i) grant Parent an irrevocable proxy to vote such Stockholder's Shares (as defined in the Voting and Contribution Agreement) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby, (ii) contribute such Stockholder's Shares to Parent immediately prior to the Effective Date of the Merger in exchange for a proportionate Parent Interest and
(iii) have such Stockholder's Options cancelled pursuant to Section 2.4 of the Merger Agreement. The parties hereto anticipate that Parent's total capitalization will consist of the initial capital contributions of the Initial Investors and the Shares contributed to Parent pursuant to the Voting and Contribution Agreement.

         3. Capitalization of TRIOD. Each of the Initial Investors have directly or indirectly acquired a membership interest in TRIOD (a "TRIOD Interest") in exchange for an initial capital contribution. ODE and Mr. Ruff agree to contribute to TRIOD the following capital in exchange for a proportionate TRIOD Interest (i) in the case of ODE, the interests currently held by it in the buildings and improvements in which a portion of NextHealth's business is operated, and (ii) in the case of Mr. Ruff, $3,000,000 in cash. The parties hereto anticipate that approximately $30,000,000 of additional capital will be contributed to TRIOD by other individual and/or institutional investors (collectively, the "Additional Equity Holders") which will receive, in exchange for such contributions, proportionate TRIOD Interests which, together with the initial capital contributed by the Initial Investors and the capital to be contributed by ODE, Mr. Ruff and the Surviving Corporation (in accordance with clause (iv) of paragraph 5 below), will constitute the total capitalization of TRIOD.

         4. Acquisition Loan Facility. The parties hereto anticipate that a loan facility in the amount of approximately $40,000,000 (the "Acquisition Loan Facility") will be obtained from a lender or a group of lenders to finance a portion of the Merger Consideration. Upon the completion of the Acquisition/Merger Transactions, the Acquisition Loan Facility will be secured by a Lien on substantially all of the assets of TRIOD, replacing the existing loan facility which will be repaid on the Closing Date as contemplated in the Merger Agreement. The funds available under the Acquisition Loan Facility, together with the capital to be contributed to Parent and TRIOD, will be sufficient to pay the Merger Consideration and consummate all of the Acquisition/Merger Transactions.

         5. Acquisition/Merger Transactions. As contemplated in the Merger Agreement and this Memorandum of Understanding, the Acquisition/Merger Transactions will consist of (i) the purchase by TRIOD of (a) AP NH, LLC's 2% minority interest in Sierra Tucson, LLC (a subsidiary of NextHealth) and (b) certain NextHealth assets with a purchase price of approximately $33,000,000 (such assets to be selected by TRIOD to achieve certain agreed upon tax benefits), (ii) the Merger (with NextHealth as the surviving corporation (the "Surviving Corporation")), (iii) the merger of Health-Styles Inc. (a subsidiary of NextHealth) with and into a newly-formed limited liability company which is a wholly-owned subsidiary of the Surviving Corporation (with such limited liability company as the surviving entity), (iv) the contribution by the Surviving Corporation of all of its assets (including its interests in its subsidiaries) to TRIOD in exchange for a proportionate TRIOD Interest, (v) the dissolution of Parent and the distribution of Parent's stock of the Surviving Corporation to the holders of Parent Interests, and (vi) the election by the Surviving Corporation (with the consent of such holders) to be treated as a "small business corporation" for Federal income tax purposes under Section 1362 of the Code, effective for the taxable year beginning January 1, 2002. Each of the transactions described in the preceding sentence shall occur on the Closing Date (other than the transactions listed in clauses (v) and (vi) which may occur after the Closing Date) in the order listed, with each transaction occurring immediately before the transaction listed immediately after it.

         6. Certain Governance Matters. Subject to an agreement by the parties hereto to the contrary (such agreement shall be set forth in the applicable definitive organizational documents and agreements), until the completion of all of the Acquisition/Merger Transactions, each of Parent, the Surviving Corporation and TRIOD will be governed by a board which, in each case, shall consist of only the Initial Investors. After the completion of all of the Acquisition/Merger Transactions, such entities shall be governed as follows:

                  (a) Parent and Surviving Corporation. At the request of Mr. O'Donnell, Mr. Ruff shall resign from the board of the Surviving Corporation prior to the dissolution of Parent (and in connection therewith, Mr. O'Donnell shall be entitled to purchase Mr. Ruff's Parent Interest for the amount of Mr. Ruff's initial capital contribution to Parent).

                  (b) TRIOD. Mr O'Donnell and Mr. Ruff shall be the only managers of TRIOD (the "TRIOD Managers"). Except as otherwise provided in the definitive operating agreement for TRIOD (the "TRIOD LLC Agreement") or by Delaware law, the management and control of TRIOD and its business shall be vested exclusively in the TRIOD Managers, and the non-managing members will not have any right, power or authority to take part in the management or conduct of TRIOD and its business. Notwithstanding the foregoing, the approval of the members shall be required for (i) consolidations, mergers or joint ventures;
(ii) admitting new members or substitute members (other than as expressly permitted in the TRIOD LLC Agreement); (iii) any act in contravention of the TRIOD LLC Agreement; (iv) changing TRIOD's purpose or business; or (v) amending the TRIOD LLC Agreement or TRIOD's certificate of formation.

         7. Compliance With Securities Laws. In connection with their execution and delivery of this Memorandum of Understanding, the parties hereto acknowledge and agree to comply with all applicable Federal and state securities laws.

         8. Earnest Money Deposit. The parties hereto acknowledge that, in accordance with Section 7.5(a) of the Merger Agreement, Mr. O'Donnell has obtained and deposited into the Escrow Account an irrevocable letter of credit (the "Letter of Credit") which names the escrow agent under the Escrow Agreement as the beneficiary thereof. In the event that the escrow agent draws funds under the Letter of Credit for the benefit of NextHealth pursuant to the terms and conditions set forth in the Merger Agreement that are not subsequently refunded, Mr. Ruff shall promptly reimburse Mr. O'Donnell an amount, payable in immediately available funds, equal to 12.5% of the amount so drawn.

         9. Participation Fee. The parties hereto anticipate that the Additional Equity Holders will pay a fee (a "Participation Fee") in connection with their participation in the Acquisition/Merger Transactions. At Closing, TRIOD shall pay, or cause to be paid, the Participation Fee, if any, received from the Additional Equity Holders to the Initial Investors in the following order of priority: (i) first, to Jack A. Shaffer & Company, LLC ("Shaffer"), an Affiliate of Mr. Ruff, an amount up to and including $500,000 as an investment advisory fee in connection with the Acquisition/Merger Transactions, (ii) second, to Mr. O'Donnell, the excess amount of such fee up to and including $500,000, and (iii) third, in the event that such fee exceeds $1,000,000, 50% of such excess amount to Shaffer, and 50% of such excess amount to Mr. O'Donnell.

         10. Termination Fee; Reimbursed Fees and Expenses. The parties hereto agree that in the event that Parent is entitled to receive the Termination Fee pursuant to Section 7.4 of the Merger Agreement, such fee shall be paid to the Initial Investors as follows: (i) 66.67% of the

Termination Fee shall be paid to Mr. O'Donnell and (ii) 33.33% of the Termination Fee shall be paid to Shaffer as an investment advisory fee in connection with the Acquisition/Merger Transactions. In the event that the Company is entitled to receive Fees and Expenses pursuant to Section 7.4 of the Merger Agreement, Parent shall promptly use such monies to pay all fees and expenses incurred by it, TRIOD, NHI and their Affiliates in connection with this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby.

         11. Fees and Expenses. Except as set forth in paragraph 10 hereof, in the event that the Merger is not consummated, all fees and expenses incurred in connection with the Merger Agreement and this Agreement and the transactions contemplated thereby and hereby (which in the case of Shaffer, shall consist solely of Shaffer's out-of-pocket expenses) shall be paid by the Initial Investors as follows: (i) 66.67% of such fees and expenses shall be paid by Mr. O'Donnell and (ii) 33.33% of such fees and expenses shall be paid by Mr. Ruff.

         12. Binding Agreement; Standard of Conduct. The terms of the agreements herein shall be more fully set forth in definitive documentation, which each of the parties hereto agrees to negotiate in good faith. Subject to the negotiation and execution of such definitive documentation and the reaching of agreement on other matters contemplated but not specifically addressed herein, each of the parties hereto acknowledges and agrees that this Memorandum of Understanding is intended as a binding agreement among them with respect to the matters set forth herein.

         13. Parties in Interest. This Memorandum of Understanding shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Memorandum of Understanding, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Memorandum of Understanding. Neither this Memorandum of Understanding nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Memorandum of Understanding shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         14. Governing Law. THIS MEMORANDUM OF UNDERSTANDING SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW.

         15. Counterparts. This Memorandum of Understanding may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

         IN WITNESS WHEREOF, each of the parties hereto has executed this Memorandum of Understanding as of the date first above written.

                                    ANAM LLC,
                                    a Delaware limited liability company


                                    /s/ William T. O'Donnell, Jr.
                                    ------------------------------------
                                    By: William T. O'Donnell, Jr.

                                    TRIOD LLC,
                                    a Delaware limited liability company


                                    /s/ William T. O'Donnell, Jr.
                                    ------------------------------------
                                    By: William T. O'Donnell, Jr.

                                    ODE, L.L.C.,
                                    a Delaware limited liability company


                                    /s/ William T. O'Donnell, Jr.
                                    ------------------------------------
                                    By: William T. O'Donnell, Jr.


                                    /s/ William T. O'Donnell, Jr.
                                    ------------------------------------
                                    William T. O'Donnell, Jr.,
                                    in his individual capacity


                                    /s/ George L. Ruff
                                    ------------------------------------
                                    George L. Ruff,
                                    in his individual capacity